2002 CONSOLIDATED FINANCIAL STATEMENTS

78	2002 SCOTIABANK ANNUAL REPORT

Consolidated Financial Statements

Management’s Responsibility for Financial Information
The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and objectivity of the financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

     The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

     Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

     The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with, the Audit Committee of the Board of Directors.

     The Superintendent of Financial Institutions Canada examines and enquires into the business and affairs of the Bank, to the extent deemed necessary, to satisfy himself that the provisions of the Bank Act, having reference to the safety of the interests of depositors, creditors and shareholders of the Bank, are being duly observed and that the Bank is in a sound financial condition.

     The Audit Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

     The Conduct Review Committee of the Board of Directors, composed entirely of outside directors, reviews and reports its findings to the Board of Directors on all related party transactions having a material impact on the Bank.

     KPMG LLP and PricewaterhouseCoopers LLP, the independent auditors appointed by the shareholders of the Bank, have examined the consolidated financial statements of the Bank in accordance with Canadian generally accepted auditing standards and have expressed their opinion upon completion of such examination in the following report to the shareholders. In order to provide their opinion on these consolidated financial statements, the Shareholders’ Auditors review the system of internal controls and conduct their work to the extent that they consider appropriate. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Peter C. Godsoe Chairman of the Board and Chief Executive Officer Toronto, December 3, 2002	Sarabjit S. Marwah Senior Executive Vice-President and Chief Financial Officer

Shareholders’ Auditors’ Report

TO THE SHAREHOLDERS OF THE BANK OF NOVA SCOTIA
We have audited the Consolidated Balance Sheets of The Bank of Nova Scotia as at October 31, 2002 and 2001, and the Consolidated Statements of Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended October 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2002 in accordance with Canadian generally accepted accounting principles, including the accounting requirements of the Superintendent of Financial Institutions Canada.

KPMG LLP Chartered Accountants	PricewaterhouseCoopers LLP Chartered Accountants	Toronto, December 3, 2002

2002 SCOTIABANK ANNUAL REPORT	79

Consolidated Balance Sheet

As at October 31 ($ millions)	2002	2001

ASSETS
Cash resources
Cash and non-interest-bearing deposits with banks	$1,664	$1,535
Interest-bearing deposits with banks	16,582	16,897
Precious metals	2,027	1,728

	20,273	20,160

Securities (Note 3)
Investment	21,602	25,450
Trading	34,592	27,834

	56,194	53,284

Loans (Note 4)
Residential mortgages	56,295	52,592
Personal and credit cards	23,363	20,116
Business and governments	77,181	79,460
Assets purchased under resale agreements	32,262	27,500

	189,101	179,668
Allowance for credit losses (Note 5 b)	3,430	4,236

	185,671	175,432

Other
Customers’ liability under acceptances	8,399	9,301
Land, buildings and equipment (Note 6)	2,101	2,325
Trading derivatives’ market valuation (Note 22 d)	15,821	15,886
Goodwill (Note 7)	299	400
Other intangible assets (Note 7)	305	334
Other assets (Note 8)	7,317	7,303

	34,242	35,549

	$296,380	$284,425

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 9)
Personal	$75,558	$75,573
Business and governments	93,830	80,810
Banks	26,230	29,812

	195,618	186,195

Other
Acceptances	8,399	9,301
Obligations related to assets sold under repurchase agreements	31,881	30,627
Obligations related to securities sold short	8,737	6,442
Trading derivatives’ market valuation (Note 22 d)	15,500	15,453
Other liabilities (Note 10)	15,678	15,369
Non-controlling interest in subsidiaries (Note 11)	1,912	1,086

	82,107	78,278

Subordinated debentures (Note 12)	3,878	5,344

Shareholders’ equity
Capital stock (Note 13)
Preferred shares	1,275	1,775
Common shares	3,002	2,920
Retained earnings	10,500	9,913

	14,777	14,608

	$296,380	$284,425

Peter C. Godsoe
Chairman of the Board and Chief Executive Officer

Arthur R. A. Scace
Director and Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

80	2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Income

For the year ended October 31 ($ millions)	2002	2001	2000

INTEREST INCOME
Loans	$10,708	$13,049	$12,129
Securities	3,087	3,062	2,286
Deposits with banks	573	872	916

	14,368	16,983	15,331

INTEREST EXPENSE
Deposits	5,519	8,233	8,192
Subordinated debentures	203	303	324
Other	1,971	2,247	1,616

	7,693	10,783	10,132

Net interest income	6,675	6,200	5,199
Provision for credit losses (Note 5 b and Note 23)	2,029	1,425	765

Net interest income after provision for credit losses	4,646	4,775	4,434

OTHER INCOME
Deposit, payment and card services	836	772	624
Investment, brokerage and trust services	647	638	733
Credit fees	671	640	632
Investment banking	1,031	1,045	756
Net gain on investment securities (Note 3)	179	217	379
Securitization revenues	162	220	206
Other	416	539	335

	3,942	4,071	3,665

Net interest and other income	8,588	8,846	8,099

NON-INTEREST EXPENSES
Salaries and staff benefits	3,344	3,220	2,944
Premises and technology	1,183	1,133	995
Communications and marketing	489	502	428
Other	721	807	786
Loss on disposal of subsidiary operations (Note 23)	237	–	–
Restructuring provision for National Trustco Inc.	–	–	(34)

	5,974	5,662	5,119

Income before the undernoted	2,614	3,184	2,980

Provision for income taxes (Note 15)	601	876	990
Non-controlling interest in net income of subsidiaries	216	139	64

Net income	$1,797	$2,169	$1,926

Preferred dividends paid	105	108	108

Net income available to common shareholders	$1,692	$2,061	$1,818

Average number of common shares outstanding (thousands):
Basic	504,340	500,619	495,472
Diluted	512,752	508,995	501,253
Net income per common share (in dollars) (Note 17):
Basic	$3.36	$4.12	$3.67
Diluted	$3.30	$4.05	$3.63
Dividends per common share (in dollars)	$1.45	$1.24	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

2002 SCOTIABANK ANNUAL REPORT	81

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2002	2001		2000

PREFERRED SHARES (Note 13)
Bank:
Balance at beginning of year	$1,525	$1,525		$1,525
Redeemed	(500)	–		–

Balance at end of year	1,025	1,525		1,525
Scotia Mortgage Investment Corporation	250	250		250

Total	1,275	1,775		1,775

COMMON SHARES (Note 13)
Balance at beginning of year	2,920	2,765		2,678
Issued	101	155		87
Purchased for cancellation	(19)	–		–

Balance at end of year	3,002	2,920		2,765

RETAINED EARNINGS
Balance at beginning of year	9,913	8,435		6,953
Cumulative effect of adoption of new accounting standards	(76) (1)	(39	)(2)	–

	9,837	8,396		6,953
Net income	1,797	2,169		1,926
Dividends: Preferred	(105)	(108)		(108)
Common	(732)	(621)		(496)
Net unrealized foreign exchange gains/(losses)(3)	(137) (4)	79		163
Premium on redemption and purchase of shares	(154)	–		–
Other	(6)	(2)		(3)

Balance at end of year	10,500	9,913		8,435

Total shareholders’ equity at end of year	$14,777	$14,608		$12,975

(1)	Refer to Note 7.
(2)	Refer to Note 15.
(3)	Comprises net unrealized foreign exchange gains/(losses) of $(162) (2001 – $122; 2000 – $107), gains/(losses) from foreign exchange hedging activities of $3 (2001 – $(62); 2000 – $(12)), reversal of prior years’ foreign exchange losses which were recognized in the Consolidated Statement of Income of $12 (2001 – $19; 2000 – $68) and other of $10 (2001 and 2000 – nil).
(4)	During the year unrealized foreign exchange gains of $107 arising in fiscal 2002 from the translation of the net investment position in Scotiabank Quilmes were recorded in retained earnings. On disposal of Scotiabank Quilmes’ operations (refer to Note 23), the lifetime foreign exchange gains of $95 were transferred to the Consolidated Statement of Income.

The accompanying notes are an integral part of these consolidated financial statements.

82	2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Cash Flows

Sources and (uses) of cash flows
For the year ended October 31 ($ millions)	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,797	$2,169	$1,926
Adjustments to net income to determine cash flows:
Depreciation and amortization	271	295	295
Provision for credit losses	2,029	1,425	765
Future income taxes	104	108	34
Restructuring provision for National Trustco Inc.	–	–	(34)
Net gains on investment securities	(179)	(217)	(379)
Loss on disposal of subsidiary operations (Note 23)	237	–	–
Net accrued interest receivable and payable	(147)	(104)	(560)
Trading securities	(7,402)	(2,817)	(7,406)
Trading derivatives’ market valuation, net	105	(888)	(114)
Other, net	136	(428)	745

	(3,049)	(457)	(4,728)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposits	14,846	845	14,215
Obligations related to assets sold under repurchase agreements	2,671	(975)	6,434
Obligations related to securities sold short	2,314	2,122	1,445
Subordinated debenture redemptions/repayments	(1,421)	(106)	(66)
Capital stock issued	101	111	52
Capital stock redeemed/purchased for cancellation	(673)	–	–
Cash dividends paid	(837)	(686)	(568)
Other, net(1)	1,199	(359)	1,013

	18,200	952	22,525

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-bearing deposits with banks	(117)	1,753	(1,001)
Loans, excluding securitizations	(20,244)	1,257	(19,108)
Loan securitizations	2,241	2,053	1,299
Investment securities:
Purchases	(29,434)	(46,573)	(28,472)
Maturities	10,665	8,165	15,609
Sales	21,302	33,233	13,884
Land, buildings and equipment, net of disposals	(38)	(164)	(100)
Other, net(2)	198	(29)	(60)

	(15,427)	(305)	(17,949)

Effect of exchange rate changes on cash and cash equivalents	(96)	37	(2)

Net change in cash and cash equivalents	(372)	227	(154)
Cash and cash equivalents at beginning of year	961	734	888

Cash and cash equivalents at end of year	$589	$961	$734

Represented by:
Cash and non-interest-bearing deposits with banks	$1,664	$1,535	$1,191
Cheques and other items in transit, net liability (Note 10)	(1,075)	(574)	(457)

Cash and cash equivalents at end of year	$589	$961	$734

Cash disbursements made for:
Interest	$8,332	$11,214	$10,073
Income taxes	$817	$1,083	$831

(1)	Includes $750 (2001 – nil; 2000 – $500) from the issuance of Scotiabank Trust Securities, refer to Note 11.
(2)	Includes: (a) investments in subsidiaries of $61 (2001 – $112; 2000 – $361), less cash and cash equivalents at the date of acquisition of $15 (2001 – $83; 2000 – $112); (b) elimination of the net liability for cash and cash equivalents on disposal of subsidiary operations of $106 (2001 and 2000 – nil); and (c) net proceeds from dispositions of business units of $138 (2001 – nil; 2000 – $189).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

84	2002 SCOTIABANK ANNUAL REPORT

1.   Significant accounting policies
The consolidated financial statements of The Bank of Nova Scotia have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada (the Superintendent). In addition, Note 26 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Therefore, actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with current year presentation. Where new accounting policies have been adopted during the year the effects of these changes have been discussed in the respective notes.

     The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages.

BASIS OF CONSOLIDATION
The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations controlled by the Bank which are normally corporations in which the Bank owns more than 50% of the voting shares.

     Investments in associated corporations, where the Bank has significant influence which is normally evidenced by direct or indirect ownership of between 20% and 50% of the voting shares, are carried on the equity basis of accounting and are included in investment securities in the Consolidated Balance Sheet. The Bank’s share of earnings of such corporations is included in interest income from securities in the Consolidated Statement of Income.

TRANSLATION OF FOREIGN CURRENCIES
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the end of the financial year, except for the following, which are recorded at historical Canadian dollar cost: land, buildings and equipment, and foreign currency equity investments not funded in the same currency as the investments. All revenues and expenses denominated in foreign currencies are translated using average exchange rates except for depreciation, which is based on the historical Canadian dollar cost of the related assets.

     Unrealized translation gains and losses which arise upon consolidation of net foreign currency investment positions in branches, subsidiaries and associated corporations, net of applicable income taxes, together with any gains or losses arising from hedges of those net investment positions, are credited or charged to retained earnings, except as noted below. Upon sale or substantial liquidation of an investment position, the previously recorded unrealized gains or losses thereon are transferred from retained earnings to the Consolidated Statement of Income.

     Translation gains and losses arising from self-sustaining subsidiaries and branches operating in highly inflationary environments, if any, are included in other income – investment banking in the Consolidated Statement of Income.

PRECIOUS METALS
Precious metals are carried at market value and are included in cash resources in the Consolidated Balance Sheet. The liability arising from outstanding certificates is also carried at market value and included in other liabilities in the Consolidated Balance Sheet.

SECURITIES
Securities are held in either the investment or trading portfolio.

     Investment securities comprise debt and equity securities held for liquidity and longer-term investment. Equity securities in which the Bank’s holdings of voting shares are less than 20% are carried at cost, except where significant influence is demonstrated. Debt securities held in the investment account are carried at amortized cost with premiums and discounts being amortized to income over the period to maturity. When there has been a decline in value of debt or equity securities that is other than temporary, the carrying value of the securities is appropriately reduced. Such reductions, if any, together with gains and losses on disposals, which are determined on an average cost basis, are included in other income – net gain on investment securities in the Consolidated Statement of Income.

     Included in the investment portfolio are bonds received from the conversion of loans to designated emerging markets which are recorded at their face value net of the related country risk provision. Loan substitute securities are customer financings which have been restructured as after-tax investments rather than conventional loans in order to provide the issuers with a lower borrowing rate. Such securities are accorded the accounting treatment applicable to loans.

     Trading securities are intended to be held for a short period of time and are carried at market value. Gains and losses on disposal and adjustments to market value are included in other income – investment banking in the Consolidated Statement of Income, except for amounts related to securities used to hedge the volatility of stock-based compensation which are included in salaries and staff benefits expense in the Consolidated Statement of Income.

LOANS
Loans are stated net of any unearned income and of an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans. Accrued interest is included in other assets in the Consolidated Balance Sheet.

     A loan is classified as impaired when, in management’s opinion, there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of timely collection of the full amount of principal and interest. If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off.

     When a loan is classified as impaired, recognition of interest ceases. For those sovereign risk loans to which the related country risk allowance applies, interest continues to be accrued in income, except when the loans are classified as impaired. Interest received on impaired loans is credited to the carrying value of the loan.

2002 SCOTIABANK ANNUAL REPORT	85

     Loans are generally returned to accrual status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current.

     Loan fees are recognized in income over the appropriate lending or commitment period. Loan syndication fees are included in credit fees in other income when the syndication is completed.

ASSETS PURCHASED/SOLD UNDER RESALE/REPURCHASE AGREEMENTS
The purchase and sale of securities under resale and repurchase agreements are treated as collateralized lending and borrowing transactions. The related interest income and interest expense are recorded on an accrual basis.

ALLOWANCE FOR CREDIT LOSSES
The Bank maintains an allowance for credit losses which, in management’s opinion, is adequate to absorb all credit-related losses in its portfolio of the following on and off-balance sheet items: deposits with banks, loan substitute securities, assets purchased under resale agreements, loans, acceptances and other indirect credit commitments, such as letters of credit and guarantees. The allowance for credit losses consists of specific allowances, a general allowance, and a country risk allowance, each of which is reviewed on a regular basis. The allowance for credit losses against on-balance sheet items is included as a reduction of the related asset category, and allowances relating to off-balance sheet items are included in other liabilities in the Consolidated Balance Sheet. Full or partial writeoffs of loans are recorded when management believes there is no realistic prospect of full recovery. Actual write-offs, net of recoveries, are deducted from the allowance for credit losses.

SPECIFIC ALLOWANCES
Specific allowances, except those relating to credit card loans and certain personal loans, are determined on an item-by-item basis and reflect the associated estimated credit loss. In the case of loans, the specific allowance is the amount that is required to reduce the carrying value of an impaired loan to its estimated realizable amount. Generally, the estimated realizable amount is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan at the date of impairment. When the amounts and timing of future cash flows cannot be measured with reasonable reliability, either the fair value of any security underlying the loan, net of expected costs of realization and any amounts legally required to be paid to the borrower, or the observable market price for the loan is used to measure the estimated realizable amount. The change in the present value attributable to the passage of time on the expected future cash flows is reported as a reduction of the provision for credit losses in the Consolidated Statement of Income. Specific allowances for credit card loans and certain personal loans are calculated using a formula method taking into account recent loss experience.

GENERAL ALLOWANCE
The general allowance is established against the loan portfolio in respect of the Bank’s core business lines where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

     The general allowance for business and government loans is underpinned by a risk-rating process in which internal risk ratings are assigned at the time of loan origination, monitored on an ongoing basis, and adjusted to reflect changes in underlying credit risk. With the internal risk-ratings as the foundation, the allowance is initially calculated through the application of migration and default statistics by risk rating, loss severity in the event of default, and exposure at default patterns within each of the business line portfolios. Based upon recent observable data, senior management forms a judgement whether adjustments are necessary to the initially calculated (quantitative) allowance and the amount of any such adjustments. In making this judgement, management considers observable factors such as economic trends and business conditions, portfolio concentrations, and trends in volumes and severity of delinquencies.

     For personal loan, credit card and mortgage portfolios, expected losses are estimated through analysis of historical loss migration and write-off trends.

     The level of general allowance is re-assessed quarterly and may fluctuate as a result of changes in portfolio volumes, concentrations and risk profile; analysis of evolving trends in probability of loss, severity of loss and exposure at default factors; and management’s current assessment of factors that may have affected the condition of the portfolio.

     While the total general allowance is established through a step-by-step process that considers risk arising from specific segments of the portfolio, the resulting total general allowance is available to absorb all losses inherent in the loan portfolio.

COUNTRY RISK ALLOWANCE
The country risk allowance is maintained in accordance with instructions issued by the Superintendent based on total transborder exposure to a prescribed group of countries. In accordance with those instructions, any new exposures to those designated emerging markets after October 31, 1995 are subject to the same procedures as those used for determining specific allowances referred to above.

TRANSFERS OF LOANS
Effective July 1, 2001, the Bank adopted the Canadian Institute of Chartered Accountants’ (CICA) accounting guideline for transfers of loans.

     Transfers of loans occurring after June 30, 2001 to unrelated parties are treated as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. If these criteria are not satisfied, then the transfers are treated as financing transactions. If treated as sales, the loans are removed from the Consolidated Balance Sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred, allocated between the assets sold and the retained interests in proportion to their fair values at the date of transfer. The fair values of loans sold, retained interests and recourse liabilities are determined using either quoted market prices, pricing models which take into account management’s best estimates of key assumptions such as expected losses, prepayments and discount rates commensurate with the risks involved, or sales of similar assets. Where the Bank continues to service the loans sold, a servicing liability or asset is recognized and amortized over the servicing period as servicing fees.

     For loans transferred prior to July 1, 2001 or transfers arising from commitments made prior to that date, the Bank treats the transfers as sales, provided that the significant risks and rewards of ownership have been transferred and there is reasonable assurance regarding the measurement of the consideration received.

86	2002 SCOTIABANK ANNUAL REPORT

The sales proceeds are recorded based on fair value of the loans sold and issuance costs are deducted from those proceeds in determining the gain or loss. Losses are recognized in income immediately. Gains on sale are recognized immediately, unless there is recourse to the Bank in excess of expected losses, in which case the gains on sales are considered unrealized and deferred until they are collected in cash and there is no recourse to that cash.

     For all transfers of loans, gains and losses on sale and servicing fee revenues are reported in securitization revenues in other income in the Consolidated Statement of Income. Where a servicing liability or asset is recognized, the amount is recorded in other liabilities or other assets in the Consolidated Balance Sheet. Retained interests are classified in investment securities.

ACCEPTANCES
The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Balance Sheet. The Bank has equal and offsetting claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in other income – credit fees in the Consolidated Statement of Income.

LAND, BUILDINGS AND EQUIPMENT
Land is carried at cost. Buildings, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset as follows: buildings – 40 years, equipment – 3 to 10 years, and leasehold improvements – term of lease plus one renewal option period.

     Net gains and losses on disposal are included in other income – other, in the Consolidated Statement of Income, in the year of disposal.

GOODWILL AND OTHER INTANGIBLE ASSETS
Effective November 1, 2001, the Bank retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods.

     Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired.

     Goodwill and other intangible assets with indefinite useful lives are not amortized, but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

     Intangible assets, other than goodwill, which do not have indefinite useful lives are amortized on a straight-line basis over their useful lives not exceeding 20 years. These intangible assets are subject to an impairment test when events and circumstances indicate the carrying amounts may not be recoverable.

CORPORATE INCOME TAXES
The Bank follows the asset and liability method of accounting for corporate income taxes. Under this method, future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

     Future tax assets and liabilities are included in other assets and other liabilities in the Consolidated Balance Sheet.

DERIVATIVE INSTRUMENTS
Derivative instruments are financial contracts whose value is derived from interest rates, foreign exchange rates or other financial or commodity indices. Most derivative instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit derivative contracts. Derivative instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Exchange-traded derivatives include futures and option contracts. Negotiated over-the-counter derivatives include swaps, forwards and options.

     The Bank enters into these derivative instruments to accommodate the risk management needs of its customers, for proprietary trading and for asset/liability management purposes.

     Derivative instruments designated as “trading” include derivatives entered into with customers to accommodate their risk management needs and derivatives transacted to generate trading income from the Bank’s proprietary trading positions. Trading derivatives are carried at their fair values [see Note 22(d) ]. The gains and losses resulting from changes in fair values are included in other income – investment banking in the Consolidated Statement of Income. In arriving at the fair value of trading derivatives, a deferral is made to cover credit risk and ongoing direct costs over the life of the instruments. Unrealized gains and unrealized losses on trading derivatives are reported separately in the Consolidated Balance Sheet as trading derivatives’ market valuation.

     Derivative instruments designated as “asset/liability management” are those used to manage the Bank’s interest rate, foreign currency and other exposures, which include instruments designated as hedges. Income and expense on these derivatives are recognized over the life of the related position, primarily as an adjustment to net interest income. If designated hedges are no longer effective, the derivative instrument is reclassified as trading and subsequently marked-to-market. Gains and losses from effective hedges, as well as those on terminated contracts, are deferred and amortized over the remaining life of the related position. Accrued income and expense and deferred gains and losses are included in other assets and other liabilities, as appropriate in the Consolidated Balance Sheet. Where the Bank manages its exposures using written put options or credit default swaps, these derivatives are carried at fair value with changes in their fair value included in other income – other, in the Consolidated Statement of Income. Where derivative instruments are used to hedge the volatility of stock-based compensation, these derivatives are carried at fair value with changes in their fair value included in salaries and staff benefits expense, in the Consolidated Statement of Income.

EMPLOYEE FUTURE BENEFITS
The Bank maintains pension and other benefit plans for qualified employees in Canada, the United States and other international operations. Pension benefits are based on the length of service and generally the final five years’ average salary. Other retirement and post-employment benefits include health and dental care, life insurance and other benefits.

     The cost of pensions and other future benefits earned by employees is actuarially determined each year using the projected benefit

2002 SCOTIABANK ANNUAL REPORT	87

method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement age of employees and health care costs. Generally, for the purpose of calculating the expected return on plan assets, equity instruments are valued using a methodology in which the difference between actual and expected returns is recognized in the value of the assets over a three-year period; fixed income instruments are recognized at market value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining period to full eligibility of employees active at the date of amendment. For most plans, the net actuarial gain (loss) that exceeds 10 percent of the greater of the benefit obligation and the value of plan assets is amortized over the average remaining service period of active employees.

     The cumulative difference between pension expense and funding contributions is included in other assets in the Consolidated Balance Sheet. The difference between the other future benefits expense and payments to qualifying individuals is included in other liabilities in the Consolidated Balance Sheet.

STOCK-BASED COMPENSATION
The Bank has a stock option plan and other stock-based compensation plans for certain eligible employees. In addition, the Bank has stock-based compensation plans for Directors.

     Currently, the Bank does not recognize any compensation expense for stock options since the exercise price is set at an amount equal to the closing price on the day prior to the grant of the stock options. When options are exercised, the proceeds received by the Bank are credited to common shares in the Consolidated Balance Sheet.

     Changes in the Bank’s obligations under other stock-based compensation plans, which arise from fluctuations in the market price of the Bank’s common shares underlying these compensation plans, are recorded in salaries and staff benefits expense in the Consolidated Statement of Income with a corresponding accrual in other liabilities in the Consolidated Balance Sheet.

2.   Future accounting changes
STOCK-BASED COMPENSATION
The CICA has issued a new accounting standard for stock-based compensation, which will be adopted by the Bank beginning November 1, 2002. The new standard recommends the use of a fair-value-based method to account for employee stock-based compensation arrangements, which the Bank will adopt on a prospective basis. In 2003, the Bank intends to grant stock appreciation rights under its employee stock option plan (tandem SARs). These allow the employees to either exercise the stock option for shares, or to exercise the tandem SAR and thereby receive the intrinsic value of the stock option in cash. The tandem SARs will be attached to the employee stock options granted in 2002, as well as the anticipated 2003 employee stock option grants. All other terms and conditions of the 2002 stock option grants will remain unchanged. Changes to the Bank’s obligation for these plans will begin to be recognized in the Consolidated Statement of Income in a manner consistent with the accounting for SARs (refer to Note 14).

     Changes in the Bank’s obligation under other stock-based compensation plans are currently recognized in the Consolidated Statement of Income in a manner consistent with the provisions of the new standard. Consequently, the transition to the new standard will have minimal impact on the accounting for these other stock-based compensation plans.

HEDGING
The CICA has issued an accounting guideline for hedging relationships that will become effective for fiscal year 2004. This guideline establishes certain requirements for the application of hedge accounting. Subsequent to November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the Consolidated Statement of Income. The impact of implementing this guideline on the Bank’s future results will depend on the Bank’s hedging strategies and market volatility.

ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS
The CICA has issued new accounting standards for impairment and disposal of non-monetary long-lived assets, which are substantially harmonized with the equivalent standard issued by the Financial Accounting Standards Board (FASB). These standards require an impairment loss to be recognized when the carrying amount of a long-lived asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal. The impairment recognized should be measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets that are to be disposed of other than by sale should be classified and accounted for as held-for-use until the date of disposal or abandonment. Assets that meet certain criteria are classified as held-for-sale and are measured at the lower of their carrying amounts or fair value, less costs to sell. These requirements are not expected to have a material impact on the Bank.

     In addition, under these standards, the definition of discontinued operations has been broadened to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished. This may change the accounting presentation of future discontinued operations.

     The Canadian and U.S. standards are effective for the Bank for fiscal years 2004 and 2003, respectively, except for the change in presentation of discontinued operations under Canadian GAAP which is effective for disposals committed to on or after April 1, 2003.

DISCLOSURE OF GUARANTEES
The CICA has issued a draft guideline on disclosure of guarantees, which broadens the definition of guarantees and requires substantially expanded disclosure about those guarantees. The disclosure requirements of this draft guideline are substantially harmonized with the disclosure requirements of the exposure draft on accounting for guarantees issued by the FASB. In addition to the disclosure requirements of the CICA, the FASB exposure draft requires recognition of a liability equal to the fair value of the guarantee at its inception. This Canadian and U.S. accounting guidance is not expected to have a material impact on the Bank’s financial position or results of operations. It is anticipated that this guidance will be finalized and become effective during 2003.

CONSOLIDATION OF SPECIAL-PURPOSE ENTITIES
The CICA and the FASB have issued substantially harmonized exposure drafts requiring the consolidation of certain special-purpose entities (SPEs). For SPEs that do not meet specified exemption criteria, consolidation is required based upon either voting rights or a determination of the identity of the primary beneficiary. The impact of this accounting guidance on the Bank has not yet been determined as the exposure drafts are still under development. It is anticipated that this guidance will be finalized and become effective during 2003.

88	2002 SCOTIABANK ANNUAL REPORT

3.   Securities

	Remaining term to maturity					2002	2001

					No
	Within	Three to	One to	Over	specific	Carrying	Carrying
As at October 31 ($ millions)	3 months	12 months	5 years	5 years	maturity	value	value

Investment securities:
Canadian federal government debt	$815	$991	$525	$1,286	$–	$3,617	$4,045
Canadian provincial and municipal debt	48	213	93	1	–	355	631
U.S. treasury and other U.S. agencies	24	29	1,401	136	–	1,590	2,595
Other foreign governments	545	365	2,582	1,711	–	5,203	6,766
Bonds of designated emerging markets(1)	–	–	–	1,146	–	1,146	1,218
Other debt	492	1,162	2,824	1,177	–	5,655	5,811
Preferred shares	–	–	–	–	1,125 (2)	1,125	1,317
Common shares	–	–	–	–	2,712	2,712	2,840
Associated corporations	–	–	–	–	163 (3)	163	194
Loan substitute securities	–	6	30	–	–	36	33

Total	1,924	2,766	7,455	5,457	4,000	21,602	25,450

Trading securities(4):
Canadian federal government debt	401	869	4,572	1,803	–	7,645	6,238
Canadian provincial and municipal debt	92	96	935	1,616	–	2,739	1,955
U.S. treasury and other U.S. agencies	8	–	16	239	–	263	542
Other foreign governments	423	542	1,512	51	–	2,528	3,096
Common shares	–	–	–	–	14,987	14,987	10,823
Other	2,970	273	1,860	1,022	305	6,430	5,180

Total	3,894	1,780	8,895	4,731	15,292	34,592	27,834

Total securities	$5,818	$4,546	$16,350	$10,188	$19,292	$56,194	$53,284

Total by currency (in Canadian equivalent):
Canadian dollar	$2,478	$2,174	$6,843	$5,448	$15,556	$32,499	$27,673
U.S. dollar	847	1,019	4,988	3,853	3,332	14,039	14,886
Other currencies	2,493	1,353	4,519	887	404	9,656	10,725

Total securities	$5,818	$4,546	$16,350	$10,188	$19,292	$56,194	$53,284

(1)	This includes restructured bonds of designated emerging markets after deducting a country risk provision of $418 (2001 – $461). Refer to Note 5.
(2)	Although these securities have no stated term, most provide the Bank with various means to retract or dispose of these shares on earlier dates.
(3)	Equity securities of associated corporations have no stated term and have been classified in the “No specific maturity” column.
(4)	Trading securities are carried at market value.

An analysis of unrealized gains and losses on investment securities is as follows:

	2002				2001

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Carrying	unrealized	unrealized	market	Carrying	unrealized	unrealized	market
As at October 31 ($ millions)	value	gains	losses	value	value	gains	losses	value

Canadian federal government debt	$3,617	$17	$–	$3,634	$4,045	$96	$–	$4,141
Canadian provincial and municipal debt	355	8	–	363	631	32	–	663
U.S. treasury and other U.S. agencies	1,590	31	–	1,621	2,595	120	–	2,715
Other foreign governments	5,203	389	33	5,559	6,766	418	106	7,078
Bonds of designated emerging markets	1,146	172	–	1,318	1,218	276	–	1,494
Other debt	5,655	97	124	5,628	5,811	79	35	5,855
Preferred shares	1,125	15	55	1,085	1,317	36	44	1,309
Common shares	2,712	209	269	2,652	2,840	337	251	2,926
Associated corporations	163	–	–	163	194	–	–	194
Loan substitute securities	36	–	–	36	33	–	–	33

Total investment securities	$21,602	$938	$481	$22,059	$25,450	$1,394	$436	$26,408

The net unrealized gains on investment securities of $457 million (2001 – $958 million) decreased to net unrealized losses of $25 million (2001 – net unrealized gains of $537 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account.

2002 SCOTIABANK ANNUAL REPORT                    89

An analysis of realized gains and losses on sales of investment securities is as follows:

For the year ended October 31 ($ millions)	2002	2001	2000

Realized gains	$1,031	$589	$787
Realized losses and impairment writedowns	852	372	408

Net gain on investment securities	$179	$217	$379

4.   Loans

a)   Loans outstanding

The Bank’s loans net of unearned income and the allowance for credit losses in respect of loans are as follows:

As at October 31 ($ millions)	2002	2001

Canada:
Residential mortgages	$52,167	$48,217
Personal and credit cards	18,944	15,609
Business and governments	22,349	23,304
Assets purchased under resale agreements	10,735	9,173

	104,195	96,303

United States:
Business, governments and other	21,874	20,912
Assets purchased under resale agreements	15,678	13,166

	37,552	34,078

Other international:
Personal lending	8,481	8,804
Business and governments	33,024	35,322
Assets purchased under resale agreements	5,849	5,161

	47,354	49,287

	189,101	179,668
Less: allowance for credit losses	3,430	4,236

Total(1)	$185,671	$175,432

(1)	Loans denominated in U.S. dollars amount to $56,665 (2001 – $56,451) and loans denominated in other foreign currencies amount to $29,511 (2001 – $28,823). Segmentation of assets is based upon the location of ultimate risk of the underlying assets.

b)   Transfer of loan assets

In fiscal 2002, the Bank securitized mortgages of $2,272 million (2001(1) - $301 million) resulting in recognition of a net gain on sale of $34 million (2001(1) – $6 million). The Bank’s retained interests, which consist of its rights to future cash flows, had a fair value on the date of sale of $80 million (2001(1) – $12 million). The Bank retained servicing responsibilities for which a liability of $15 million (2001(1) – $2 million) was recognized. The weighted average key assumptions used to measure fair value at the dates of securitization were a prepayment rate of 13.3% (2001(1) – 16.0%), an excess spread of 1.4% (2001(1) – 1.7%), and a discount rate of 4.9% (2001(1) – 4.9%). No credit losses are expected as the mortgages are insured.

The cash flows from mortgage securitizations are summarized below:

For the year ended October 31 ($ millions)	2002	2001(1)

Cash flows received for:
Proceeds from mortgages securitized	$2,241	$297
Servicing fees	1	–
Retained interests	9	–
(1)	Subsequent to the change in accounting policy in fiscal 2001 (refer to Note 1).

90                    2002 SCOTIABANK ANNUAL REPORT

The key assumptions used in measuring the fair value of the retained interests for mortgages securitized since the change in the accounting policy in fiscal 2001 as described in Note 1, and the sensitivity of the current fair value of retained interests to a 10% and 20% adverse change to the assumptions are as follows:

As at October 31 ($ millions)	2002	2001

Carrying value of the retained interest ($)	87	11
Fair value of the retained interest ($)	88	11
Weighted average life (in years)	5	5

Prepayment rate (%)	13.3	16.0
Impact on fair value of a 10% adverse change ($)	(2)	–
Impact on fair value of a 20% adverse change ($)	(6)	(1)

Residual cash flow annual discount rate (%)	4.5	4.9
Impact on fair value of a 10% adverse change ($)	(1)	–
Impact on fair value of a 20% adverse change ($)	(2)	–

Excess spread (%)	1.4	2.0
Impact on fair value of a 10% adverse change ($)	(8)	(1)
Impact on fair value of a 20% adverse change ($)	(16)	(2)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interests is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

Information on total securitized loan assets is summarized as follows:

	2002			2001

	Outstanding	Impaired and	Net credit	Outstanding	Impaired and	Net credit
	securitized	other past due	losses for	securitized	other past due	losses for
	loans as at	loans as at	the year ended	loans as at	loans as at	the year ended
($ millions)	October 31	October 31	October 31	October 31	October 31	October 31

Mortgages	$3,829	$–	$–	$2,775	$–	$–
Personal and credit cards	3,376	20	23	4,311	32	37
Business loans	–	–	–	3,287	70	7

Total	$7,205	$20	$23	$10,373	$102	$44

2002 SCOTIABANK ANNUAL REPORT                    91

5.   Impaired loans and allowance for credit losses

a)   Impaired loans

					2002	2001

				Country
			Specific	risk
As at October 31 ($ millions)	Gross(1)(2)		allowance(1)(3)	allowance	Net	Net

By loan type:
Residential mortgages	$395		$(211)	$–	$184	$247
Personal and credit cards	385		(268)	–	117	85
Business and governments	3,232	(4)	(1,413)	(25)	1,794	1,402

Total	$4,012	(5)(6)	$(1,892)	$(25)	$2,095	$1,734

By geography:
Canada					$279	$334
United States					1,225	754
Other international					591	646

Total					$2,095	$1,734

(1)	Included in the gross impaired loans and the specific allowances are foreclosed assets held for sale of $120 (2001 – $91) and $45 (2001 – $60) respectively.
(2)	Gross impaired loans denominated in U.S. dollars amount to $2,394 (2001 – $2,425) and those denominated in other foreign currencies amount to $1,059 (2001 – $1,347).
(3)	The specific allowance for individual impaired loans amounts to $1,017 (2001 – $1,386).
(4)	Includes designated emerging markets loans of $25 (2001 – $25) which are fully provided for by the country risk allowance.
(5)	Impaired loans without an allowance for credit losses against individual loans totalled $479 (2001 – $418).
(6)	Average balance of gross impaired loans totalled $4,723 (2001 – $4,272).

b)   Allowance for credit losses

	Specific	Country risk	General
As at October 31 ($ millions)	allowance	allowance(1)	allowance	2002	2001	2000

Balance, beginning of year	$2,705	$517	$1,475	$4,697	$3,306	$3,081
Acquisition of subsidiaries	–	–	–	–	919	153
Write-offs(2)	(2,376)	(27)	–	(2,403)	(1,173)	(840)
Recoveries	169	–	–	169	123	113
Provision for credit losses	2,029	–	–	2,029	1,425	765
Disposal of Scotiabank Quilmes operations (including foreign exchange thereon)	(504)	–	–	(504)	–	–
Other, including foreign currency adjustment(3)	(131)	(9)	–	(140)	97	34

Balance, end of year	$1,892	$481	$1,475	$3,848	$4,697	$3,306

(1)	Includes $418 (2001 – $461; 2000 – $453) which has been deducted from securities.
(2)	Write-offs of loans restructured during the year were nil (2001 – $4; 2000 – $3).
(3)	This adjustment includes the effect of hedging the allowance for credit losses of foreign currency denominated loans.

6.   Land, buildings and equipment

			2002	2001

		Accumulated	Net	Net
		depreciation &	book	book
As at October 31 ($ millions)	Cost	amortization	value	value

Land	$264	$–	$264	$304
Buildings	1,447	344	1,103	1,198
Equipment	2,330	1,808	522	587
Leasehold improvements	651	439	212	236

Total	$4,692	$2,591	$2,101	$2,325

Depreciation and amortization in respect of the above buildings, equipment and leasehold improvements for the year amounted to $243 million (2001 – $243 million; 2000 – $267 million).

92                    2002 SCOTIABANK ANNUAL REPORT

7.   Goodwill and other intangible assets

Effective November 1, 2001, the Bank retroactively adopted the new CICA accounting standard for goodwill and other intangible assets without restatement of prior periods. In previous periods, the Bank amortized goodwill and intangibles over their useful lives, with goodwill amortization periods not exceeding 20 years. The value of goodwill was regularly evaluated for any permanent impairment by reviewing the returns of the related business, taking into account the associated risks.

During the year, the Bank completed its transitional goodwill impairment test for all its reporting units. The Bank determined that unamortized goodwill of $76 million relating to Scotiabank Quilmes as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill on the Consolidated Balance Sheet.

The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize them on a straight-line basis over their estimated useful lives, not exceeding 20 years.

For 2002, there was no amortization of goodwill. Amortization of goodwill for the years ended October 31, 2001 and 2000 was $24 million and $13 million, respectively. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.05 and $0.03, and net income would have been $2,193 million and $1,939 million, respectively.

GOODWILL

The changes in the carrying amount of goodwill by main operating segment are as follows:

	Domestic	International	Scotia
As at October 31 ($ millions)	Banking	Banking	Capital	2002	2001	2000

Balance as at beginning of year	$97	$285	$18	$400	$297	$139
Cumulative effect of adoption of new accounting standard	–	(76)	–	(76)	–	–

	97	209	18	324	297	139
Acquisitions	21	7	–	28	148	172
Amortization	–	–	–	–	(24)	(13)
Adjustment to Scotiabank Inverlat’s goodwill (Note 24)	–	(37)	–	(37)	–	–
Effects of foreign exchange and other	–	(15)	(1)	(16)	(21)	(1)

Balance at end of year	$118	$164	$17	$299	$400	$297

INTANGIBLE ASSETS

	Gross
	carrying	Accumulated	2002	2001	2000
As at October 31 ($ millions)	amount	amortization	Net	Net	Net

Intangible assets	$412	$(107)	$305	$334	$199

Intangible assets are comprised primarily of core deposit intangibles. The aggregate amortization expense for the year ended October 31, 2002, was $28 million (2001 – $28 million; 2000 – $24 million).

2002 SCOTIABANK ANNUAL REPORT                    93

8.   Other assets

As at October 31 ($ millions)	2002	2001

Accrued interest	$2,119	$2,696
Accounts receivable	1,283	930
Future income tax assets (Note 15)	797	824
Other	3,118	2,853

Total	$7,317	$7,303

9.   Deposits

	Payable	Payable	Payable on
As at October 31 ($ millions)	on demand	after notice	a fixed date	2002	2001

Canada:
Personal	$2,185	$17,006	$42,196	$61,387	$59,067
Business and governments	9,652	7,362	26,466	43,480	37,541
Banks	65	–	362	427	859

	11,902	24,368	69,024	105,294	97,467

United States:
Personal	6	185	896	1,087	1,040
Business and governments	147	213	18,057	18,417	15,770
Banks	21	41	2,759	2,821	6,897

	174	439	21,712	22,325	23,707

Other international:
Personal	526	5,526	7,032	13,084	15,466
Business and governments	2,209	3,617	26,107	31,933	27,499
Banks	308	364	22,310	22,982	22,056

	3,043	9,507	55,449	67,999	65,021

Total(1)	$15,119	$34,314	$146,185	$195,618	$186,195

(1)	Deposits denominated in U.S. dollars amount to $68,058 (2001 – $65,307) and deposits denominated in other foreign currencies amount to $33,881 (2001 – $34,179). Segmentation of deposits is based upon residency of depositor.

10.   Other liabilities

As at October 31 ($ millions)	2002	2001

Accrued interest	$2,227	$2,933
Accounts payable and accrued expenses	2,571	2,376
Deferred income	494	456
Liabilities of subsidiaries, other than deposits	2,345	1,935
Gold and silver certificates	3,647	3,634
Future income tax liabilities (Note 15)	95	92
Cheques and other items in transit, net	1,075	574
Other	3,224	3,369

Total	$15,678	$15,369

11.   Non-controlling interest in subsidiaries

As at October 31 ($ millions)	2002	2001

Non-controlling interest in common equity of subsidiaries	$662	$586
Scotiabank Trust Securities – Series 2000-1 issued by BNS Capital Trust (Note 13-9)	500	500
Scotiabank Trust Securities – Series 2002-1 issued by Scotiabank Capital Trust (Note 13-10)	750	–

Total	$1,912	$1,086

94                    2002 SCOTIABANK ANNUAL REPORT

12.   Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks. The outstanding debentures as at October 31 are:

As at October 31 ($ millions)

Maturity date	Interest rate (%)	Terms(1) (currency in millions)	2002	2001

March, 2003	8.1		$116	$116
May, 2003	6.875	US $250	389	397
December, 2006	6.0	Redeemed on December 4, 2001	–	350
June, 2007	6.25	Redeemed on June 12, 2002	–	300
July, 2007	6.5	US $500, redeemed on July 15, 2002	–	794
April, 2008	5.4	Redeemable at any time. After April 1, 2003, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	600	600
September, 2008	6.25	US $250	389	397
February, 2011	7.4	Redeemable at any time. After February 8, 2006, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	300	300
July, 2012	6.25	Redeemable at any time. After July 16, 2007, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	500	500
July, 2013	5.65	Redeemable at any time. After July 22, 2008, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	425	425
September, 2013	8.3	Redeemable at any time	250	250
May, 2014	5.75	Redeemable at any time. After May 12, 2009, interest will be payable at an annual rate equal to the 90 day bankers’ acceptance rate plus 1%	325	325
June, 2025	8.9	Redeemable at any time	250	250
August, 2085	Floating	US $214 bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date	334	340

			$3,878	$5,344

The aggregate maturities of the debentures are as follows ($ millions):

Less than 1 year	$505
From 1 to 2 years	–
From 2 to 3 years	–
From 3 to 4 years	–
From 4 to 5 years	–
From 5 to 10 years	1,789
Over 10 years	1,584

$3,878

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval.

2002 SCOTIABANK ANNUAL REPORT                    95

13.   Capital stock

Authorized:

An unlimited number of preferred and common shares without nominal or par value.
Issued and fully paid:

	2002		2001		2000

As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount

Preferred shares:
Series 6(1)	–	$–	12,000,000	$300	12,000,000	$300
Series 7(2)	–	–	8,000,000	200	8,000,000	200
Series 8(3)	9,000,000	225	9,000,000	225	9,000,000	225
Series 9(4)	10,000,000	250	10,000,000	250	10,000,000	250
Series 10(5)	–	–	–	–	7,100	–
Series 11(6)	9,992,900	250	9,992,900	250	9,992,900	250
Series 12(7)	12,000,000	300	12,000,000	300	12,000,000	300

Total issued by the Bank	40,992,900	1,025	60,992,900	1,525	61,000,000	1,525
Issued by Scotia Mortgage Investment Corporation(8)	250,000	250	250,000	250	250,000	250

Total preferred shares(9)(10)	41,242,900	$1,275	61,242,900	$1,775	61,250,000	$1,775

Common shares:
Outstanding at beginning of year	503,795,469	$2,920	497,964,733	$2,765	494,251,965	$2,678
Issued under Shareholder Dividend and Share Purchase Plan(11)	84,577	4	1,086,522	47	1,200,368	40
Issued under Stock Option Plans (Note 14)	3,550,454	97	4,744,214	108	2,512,400	47
Purchased for cancellation(12)	(3,308,600)	(19)	–	–	–	–

Outstanding at end of year	504,121,900	$3,002	503,795,469	$2,920	497,964,733	$2,765

Total capital stock		$4,277		$4,695		$4,540

(1)	Series 6 Non-cumulative Preferred Shares were redeemed on October 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.446875. These shares were redeemed at par, at a price of $25.00 per share.
(2)	Series 7 Non-cumulative Preferred Shares were redeemed on July 29, 2002. These shares were entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.44375. These shares were redeemed at a price of $26.00 per share, which included a premium of $1.00 per share.
(3)	Series 8 Non-cumulative Preferred Shares are entitled to noncumulative preferential cash dividends payable quarterly in an amount per share of $0.4375. The Bank intends to redeem these shares on January 29, 2003 at a price of $26.00 per share, which includes a premium of $1.00 per share.
(4)	Series 9 Non-cumulative Preferred Shares are entitled to noncumulative preferential cash dividends payable quarterly in an amount per share of $0.421875. With regulatory approval, the shares may be redeemed by the Bank on or after April 28, 2003, in whole or in part, at declining premiums, by either the payment of cash or the issuance of common shares. On and after October 27, 2005, the Series 9 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
(5)	Series 10 Non-cumulative Preferred Shares were redeemed on April 26, 2001. These shares were entitled to non-cumulative preferential cash dividends, payable quarterly in an amount per share of $0.02. These shares were redeemed by the Bank at par, at a price of $10.00 per share.
(6)	Series 11 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.375. With regulatory approval, the shares may be redeemed by the Bank on or after January 28, 2004, in whole or in part, by either the payment of cash or the issuance of common shares. On and after January 27, 2006, the Series 11 Preferred Shares will be convertible at the option of the holder into common shares of the Bank, subject to the right of the Bank prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.
(7)	Series 12 Non-cumulative Preferred Shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount per share of $0.328125. With regulatory approval, the shares may be redeemed by the Bank at par on or after October 29, 2013, in whole or in part, by the payment in cash of $25.00 per share, together with declared and unpaid dividends to the date fixed for redemption.
(8)	Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, issued Class A Preferred Shares which are entitled to non-cumulative preferential cash dividends, if and when declared, payable semi-annually in an amount per share of $32.85. With regulatory approval, on or after October 31, 2007, Class A Preferred Shares may be redeemed in whole by the payment of cash by Scotia Mortgage Investment Corporation or, at the option of the Bank, exchanged for common shares of the Bank. On or after October 31, 2007, the Class A Preferred Shares will be exchangeable at the option of

96                    2002 SCOTIABANK ANNUAL REPORT

the holder into common shares of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such shares. Under certain circumstances the Class A Preferred Shares of Scotia Mortgage Investment Corporation will be automatically exchanged, without the consent of the holder, into Series Z Non-cumulative Preferred Shares of the Bank which would bear the same dividend rate and similar redemption features.
(9)	On April 4, 2000, BNS Capital Trust, a wholly-owned closed-end trust, issued 500,000 Scotiabank Trust Securities – 2000-1 (“Scotia BaTS”). These securities are exchangeable into Noncumulative Preferred Shares Series Y of the Bank in certain circumstances.
Each Scotia BaTS is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS of $36.55.
The Scotia BaTS, with regulatory approval, may be redeemed in whole prior to June 30, 2005, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2005, at the option of BNS Capital Trust. On or after June 30, 2011, the Scotia BaTS may be exchanged, at the option of the holder into Non-cumulative Preferred Shares Series Y of the Bank, subject to the right of the Bank prior to the exchange date to purchase for cash or find substitute purchasers for such securities. These Non-cumulative Preferred Shares Series Y would pay a dividend rate equivalent to the cash distribution rate of the Scotia BaTS. Under certain circumstances, the Scotia BaTS would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series Y of the Bank. See Note 11, non-controlling interest in subsidiaries.
(10)	On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued 750,000 Scotiabank Trust Securities -Series 2002-1 (“Scotia BaTS II”). Each Scotia BaTS II is entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount per Scotia BaTS II of $33.13. The first such payment was made on June 30, 2002, in an amount of $11.07 per Scotia BaTS II.
The Scotia BaTS II, with regulatory approval, may be redeemed in whole prior to June 30, 2007, upon the occurrence of certain tax or regulatory capital changes, or on or after June 30, 2007, at the option of Scotiabank Capital Trust. The holder of the Scotia BaTS II has the right at any time to exchange their Scotia BaTS II into Non-cumulative Preferred Shares Series W of the Bank. The Series W shares will be entitled to cash dividends payable semi-annually in an amount per $25.00 share of $0.53125. Under certain circumstances, the Scotia BaTS II would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series X of the Bank. The Series X shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount per $25.00 share of $0.70. See Note 11, non-controlling interest in subsidiaries.
(11)	As at October 31, 2002, common shares totalling 11,305,039 have been reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan.
(12)	In January 2002, the Bank announced its intention to purchase up to 10.0 million common shares over the twelve months ending January 20, 2003, pursuant to a normal course issuer bid. During the year ended October 31, 2002, 3.3 million shares were purchased at an average price of $49.90.

RESTRICTIONS ON DIVIDEND PAYMENTS

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled to have been paid or sufficient funds have been set aside to do so.
     In the event that applicable cash distributions on either the Scotia BaTS or Scotia BaTS II are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will not be made on either of the Scotia BaTS or Scotia BaTS II.
     Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

2002 SCOTIABANK ANNUAL REPORT                    97

14.   Stock-based compensation

a)   Stock option plans

Under terms of the Employee Stock Option Plan, options to purchase common shares may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. These options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. Outstanding options expire on dates ranging from June 2004, to June 2012. A total of 49 million shares were reserved for issuance under this plan, of which 15.2 million shares have been issued as a result of the exercise of options, 27.1 million shares are committed under outstanding options, leaving 6.7 million shares available for issuance as options.

     In 2001, a Directors’ Stock Option Plan was approved. A total of 400,000 common shares has been reserved for issuance to non-employee Directors under this plan. Options are fully exercisable at the time of grant, expiring between March and December, 2011. Currently, 103,000 (2001 – 63,000) options are outstanding at a weighted average exercise price of $44.79 (2001 – $41.90). To date, no options have been exercised.

Details of the Bank’s Employee Stock Option Plan are as follows:

	2002		2001		2000

	Number	Weighted	Number	Weighted	Number	Weighted
	of stock	average	of stock	average	of stock	average
	options	exercise	options	exercise	options	exercise
As at October 31	(000's)	price	(000's)	price	(000's)	price

Outstanding at beginning of year	26,523	$31.80	25,321	$27.51	22,449	$26.29
Granted	4,470 (1)	49.37	6,270	42.05	6,026	28.35
Exercised	(3,550)	27.44	(4,744)	22.61	(2,512)	18.79
Forfeited/cancelled	(330)	32.58	(324)	29.70	(642)	26.83

Outstanding at end of year	27,113	$35.25	26,523	$31.80	25,321	$27.51

Exercisable at end of year	13,775	$30.24	11,851	$27.36	11,401	$23.98

Available for grant	6,734		10,875		16,821

(1)	In 2003, the Bank intends to grant stock appreciation rights under its employee stock option plan (tandem SARs). As well, these tandem SARs will be attached to the 2002 employee stock option grants (refer to Note 2).

As at October 31, 2002	Options Outstanding			Options Exercisable

	Number	Weighted	Weighted	Number	Weighted
	of stock	average remaining	average	of stock	average
Range of exercise prices	options (000's)	contractual life (years)	exercise price	options (000's)	exercise price

$13.25 to $16.53	1,732	3.3	$15.89	1,732	$15.89
$26.05 to $35.10	14,964	6.2	$30.59	10,674	$31.06
$42.05 to $54.87	10,417	8.6	$45.17	1,369	$42.05

	27,113	6.9	$35.25	13,775	$30.24

b)   Employee share ownership plans

Qualifying employees can contribute up to the lesser of a specified percentage of salary and a maximum dollar amount towards the purchase of common shares of the Bank or deposits with the Bank. In general, the Bank matches 50% of qualifying contributions which is expensed in salaries and staff benefits. During 2002, the Bank’s contributions totalled $23 million (2001 – $23 million; 2000 – $22 million). Contributions, which are used by the plan trustee to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

c)   Other stock-based compensation plans

Other stock-based compensation plans use notional units that are valued based on the Bank’s common share price on the TSX. These units, with the exception of Stock Appreciation Rights, accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. Fluctuations in the Bank’s share price changes the value of the units, which affect the Bank’s stock-based compensation expense. In 2002, $24 million (2001 – $18 million; 2000 – $52 million), net of hedging and other items, was recognized in salaries and benefits in the Consolidated Statement of Income for changes in the amount of the Bank’s liability for these units. Details of these plans are as follows:

STOCK APPRECIATION RIGHTS (SARs)

SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. The SARs have vesting and exercise terms and conditions similar to the stock options. The cost of SARs is recognized on a graded vesting basis. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date. During fiscal 2002, 1,166,922 SARs were granted (2001 – 1,536,000; 2000 – 1,455,000) and as at October 31, 2002, 5,909,593 SARs were outstanding (2001 – 5,793,525; 2000 – 5,444,095), of which 2,599,212 SARs were vested (2001 – 2,281,094; 2000 – 2,196,370).

DEFERRED STOCK UNIT PLAN (DSU)

Under the DSU Plan, senior officers may elect to receive all or a portion of their cash bonus under the Management Incentive Plan (which is expensed for the year awarded in salaries and staff benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable only when an officer ceases to be a Bank employee and must be redeemed within one year thereafter. As at October 31, 2002, there were 747,103 units outstanding (2001 – 513,900; 2000 – 258,420).

DIRECTORS’ DEFERRED STOCK UNIT PLAN (DDSU)

Under the DDSU Plan, non-employee Directors of the Bank may elect to allocate all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable only following resignation or retirement and must be redeemed by December 31st of the year following the year of retirement or resignation. As at October 31, 2002, there were 35,544 units outstanding (2001 – 17,928; 2000 – nil).

RESTRICTED SHARE UNIT PLAN (RSU)

Under the RSU Plan, selected employees receive a bonus in the form of an award of restricted share units which vest at the end of three years. The underlying bonus and the stock-based compensation expense is recognized evenly over the three-year vesting period, at which time the units are paid to the employee. As at October 31, 2002, there were 492,625 units awarded and outstanding (2001 – 150,947; 2000 – nil) of which none were vested.

98                    2002 SCOTIABANK ANNUAL REPORT

15.   Corporate income taxes

On November 1, 2000, the Bank adopted the asset and liability method of accounting for corporate income taxes, as established by the CICA, on a retroactive basis, with no restatement of prior periods. In previous periods, the Bank followed the deferral method of accounting for income taxes, whereby income tax provisions or recoveries were recorded in the years the income and expense were recognized for accounting purposes, regardless of when the related taxes were actually paid or settled. Income tax provisions or recoveries were measured at income tax rates in effect in the year the differences originated and generally were not adjusted for future income tax rates. An amount of $39 million was charged to fiscal 2001 opening retained earnings with an offsetting reduction to the future income tax asset.

COMPONENTS OF INCOME TAX PROVISION

For the year ended October 31 ($ millions)	2002	2001	2000

Provision for income taxes in the Consolidated Statement of Income:
Current	$497	$768	$956
Future	104	108	34

	601	876	990

Provision for future income taxes in the Consolidated Statement of Changes in Shareholders’ Equity in respect to unrealized foreign currency gains and losses and other	4	(9)	9

Total provision for income taxes	$605	$867	$999

Current income taxes:
Domestic:
Federal	$148	$247	$405
Provincial	70	152	220
Foreign	279	369	331

	497	768	956

Future income taxes:
Domestic:
Federal	13	61	28
Provincial	23	19	12
Foreign	72	19	3

	108	99	43

Total income taxes	$605	$867	$999

RECONCILIATION TO STATUTORY RATE

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2002		2001		2000

		Percent of		Percent of		Percent of
		pre-tax		pre-tax		pre-tax
For the year ended October 31 ($ millions)	Amount	income	Amount	income	Amount	income

Income taxes at statutory rate	$1,004	38.4%	$1,309	41.1%	$1,267	42.5%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries, associated corporations, and foreign branches	(308)	(11.8)	(354)	(11.1)	(230)	(7.7)
Tax-exempt income from securities	(128)	(4.9)	(107)	(3.4)	(96)	(3.2)
Future income tax effect of substantively enacted tax rate reductions	30	1.2	90	2.8	–	–
Other, net	3	0.1	(62)	(1.9)	49	1.6

Total income taxes and effective tax rate	$601	23.0%	$876	27.5%	$990	33.2%

FUTURE INCOME TAXES

The tax-effected temporary differences which result in future income tax assets and (liabilities) are as follows:

As at October 31 ($ millions)	2002	2001

Allowance for credit losses	$598	$581
Deferred income	149	174
Loss on disposal of subsidiary operations	146	–
Securities	(128)	5
Premises and equipment	(78)	(89)
Pension fund	(124)	(121)
Other	139	182

Net future income taxes(1)	$702	$732

(1)	Net future income taxes of $702 (2001 – $732) are represented by future income tax assets of $797 (2001 – $824), net of future income tax liabilities of $95 (2001 – $92).

Earnings of certain international subsidiaries are subject to tax only upon their repatriation to Canada. As repatriation is not currently planned in the foreseeable future, the Bank has not recognized a future income tax liability. If all international subsidiaries’ unremitted earnings were repatriated, taxes that would be payable as at October 31, 2002, are estimated to be $463 million (October 31, 2001 – $497 million).

2002 SCOTIABANK ANNUAL REPORT                    99

16.   Employee future benefits

On November 1, 2000, the Bank adopted the new accounting standard established by the CICA for employee future benefits. Employee future benefits include pensions and other retirement benefits, post-employment benefits and compensated absences.

    The new accounting standard requires the accrual of the Bank’s expected cost and obligation of providing other retirement benefits (such as health and dental care costs and life insurance benefits) as the employees earn the entitlement to the benefits, in a manner similar to pension costs. In prior years, such costs were charged to income when paid by the Bank. The new standard also requires the use of current market interest rates to estimate the present value of future benefit obligations, whereas in prior years, an estimated long-term interest rate was used to determine the present value of the pension obligation.

    The new accounting standard was adopted on a prospective basis with a transition date of November 1, 2000. The net transitional asset will result in a reduction in benefit expense in the Consolidated Statement of Income as it is recognized over the estimated average remaining service life of the employees of approximately 14 to 18 years.

A summary of the Bank’s principal plans is as follows(1):

	Pension plans			Other benefit plans

For the year ended October 31 ($ millions)	2002	2001	2000	2002	2001

Change in projected benefit obligation
Projected benefit obligation at beginning of year	$2,728	$2,257	$2,141	$526	$–
Adjustment related to adoption of new accounting standard	–	210	–	–	455
Cost of benefits earned in the year	85	77	70	23	19
Interest cost on projected benefit obligation	195	176	161	37	33
Employee contributions	8	9	7	–	–
Benefits paid	(126)	(117)	(110)	(31)	(29)
Actuarial loss (gain)	5	106	(8)	27	42
Other	24	10	(4)	(10)	6

Projected benefit obligation at end of year	$2,919	$2,728	$2,257	$572	$526

Change in fair value of assets
Fair value of assets at beginning of year	$3,548	$3,406	$2,916	$75	$–
Adjustment related to adoption of new accounting standard	–	154	–	–	70
Actual return on assets	(41)	87	589	1	4
Employer contributions	13	13	9	20	19
Employee contributions	8	9	7	–	–
Benefits paid	(126)	(117)	(110)	(20)	(18)
Other	(10)	(4)	(5)	–	–

Fair value of assets at end of year	$3,392 (2)	$3,548 (2)	$3,406 (2)	$76	$75

Funded status
Excess (deficit) of fair value of assets over projected benefit obligation at end of year	$473	$820	$1,149	$(496)	$(451)
Unrecognized net actuarial loss (gain)	625	301	(797)	76	48
Unrecognized past service costs	28	7	62	(8)	–
Unrecognized transitional obligation (asset)	(589)	(641)	(10)	329	354
Valuation allowance	(133)	(109)	(82)	–	–
Other	3	3	–	8	7

Prepaid (accrued) benefit expense at end of year	$407	$381	$322	$(91)	$(42)

Annual benefit expense
Cost of benefits earned in the year	$85	$77	$70	$23	$19
Interest cost on projected benefit obligation	195	176	161	37	33
Expected return on assets	(275)	(280)	(198)	(5)	(5)
Recognition of transitional obligation (asset)	(45)	(45)	(2)	24	24
Valuation allowance provided against prepaid benefit expense	24	27	42	–	–
Other	2	(1)	(16)	1	–

Benefit (income) expense	$(14)	$(46)	$57	$80	$71

Weighted average assumptions (%)
Discount rate at beginning of year	6.75	7.00	7.50	6.75	7.00
Discount rate at end of year	7.00	6.75	7.50	7.00	6.75
Assumed long-term rate of return on assets	7.50	8.00	7.50	7.50	7.50
Rate of increase in future compensation	3.90	3.90	4.15	3.90	3.90

(1)	Other minor plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The fair value of assets invested in common shares of the Bank totalled $360 (2001 – $372; 2000 – $308).

The assumed health care cost trend used in determining benefit expense for 2002 is 9% (2001 – 10%), decreasing 0.75% per annum (2001 – 1%) to an ultimate level of 4.5% (2001 – 4.5%). The assumed dental care cost trend used in determining benefit expense for 2002 is 4.85% (2001 – 5%), decreasing 0.15% per annum (2001 – 0.15%) to an ultimate level 3.5% (2001 – 3.5%).

An increase of one percentage point in the health and dental cost trends would have increased the 2002 benefit expense by $3 million and end-of-year benefit obligation by $63 million.

Included in the pension plans’ projected benefit obligation at the end of 2002 is $164 million (2001 – $146 million) related to supplemental unfunded retirement arrangements.

A decrease of one percentage point in the assumed discount rate or rate of return on assets for the principal pension plans would result in an additional pension expense to the Bank of $45 million and $32 million, respectively. An increase of 0.25% in the assumed future compensation rate would result in an additional pension expense to the Bank of $5 million.

100                    2002 SCOTIABANK ANNUAL REPORT

17.   Net income per common share

Basic net income per common share is determined by dividing net income available to common shareholders as reported in the Consolidated Statement of Income by the average daily number of common shares outstanding. Diluted net income per common share reflects the potential dilutive effect of stock options granted under the Bank’s Stock Option Plans, as determined under the treasury stock method.

    Convertible preferred shares have not been included in the calculation of diluted earnings per share since the Bank has the right to redeem them for cash prior to the conversion date.

18.   Related party transactions

In the ordinary course of business, the Bank provides to its associated corporations normal banking services on terms similar to those offered to non-related parties.

19.   Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital.

    Domestic Banking, including Wealth Management, provides a comprehensive array of retail and commercial banking services through branch and electronic delivery channels, to individuals and small to medium-sized businesses in Canada. The retail services include consumer and mortgage lending, credit and debit card services, savings, chequing and retirement products, personal trust services, retail brokerage, mutual funds and transaction services. In addition to credit, commercial clients are provided with deposit and cash management services.

    International Banking supplies retail and commercial banking services through branches, subsidiaries and foreign affiliates. The products, services and channels offered are generally the same as those in Domestic Banking.

    Scotia Capital is an integrated corporate and investment bank which services the credit, capital market and risk management needs of the Bank’s global relationships with large corporations, financial institutions and governments. The services provided include credit and related products, debt and equity underwriting, foreign exchange, derivative products, precious metals products and financial advisory services. Also, it conducts trading activities for its own account and manages the short-term funding of the Bank.

    The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment.

    The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 1. The only notable accounting measurement difference is the grossing up of tax-exempt net interest income to an equivalent before-tax basis for those affected segments.

    Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

For the year ended October 31, 2002

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,405	$2,225	$1,615	$(570)	$6,675
Provision for credit losses	(282)	(523)	(1,247)	23	(2,029)
Other income	1,599	678	1,255	410	3,942

Net interest and other income	4,722	2,380	1,623	(137)	8,588
Amortization of capital assets	(159)	(80)	(27)	(5)	(271)
Other non-interest expenses	(2,794)	(2,016)	(995)	102	(5,703)

Income before the undernoted:	1,769	284	601	(40)	2,614
Provision for income taxes	(627)	(5)	(221)	252	(601)
Non-controlling interest in net income of subsidiaries	–	(154)	–	(62)	(216)

Net income	$1,142	$125	$380	$150	$1,797

Total average assets ($ billions)	$93	$58	$124	$22	$297

2002 SCOTIABANK ANNUAL REPORT                    101

For the year ended October 31, 2001

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$3,135	$2,020	$1,598	$(553)	$6,200
Provision for credit losses	(283)	(250)	(754)	(138)	(1,425)
Other income	1,582	691	1,196	602	4,071

Net interest and other income	4,434	2,461	2,040	(89)	8,846
Amortization of capital assets and goodwill	(139)	(76)	(22)	(58)	(295)
Other non-interest expenses	(2,808)	(1,594)	(962)	(3)	(5,367)

Income before the undernoted:	1,487	791	1,056	(150)	3,184
Provision for income taxes	(527)	(200)	(370)	221	(876)
Non-controlling interest in net income of subsidiaries	–	(102)	–	(37)	(139)

Net income	$960	$489	$686	$34	$2,169

Total average assets ($ billions)	$90	$47	$115	$20	$272

For the year ended October 31, 2000

($ millions)	Domestic	International	Scotia
taxable equivalent basis	Banking	Banking	Capital	Other(1)	Total

Net interest income	$2,932	$1,371	$1,385	$(489)	$5,199
Provision for credit losses	(210)	(185)	(412)	42	(765)
Other income	1,706	451	1,001	507	3,665

Net interest and other income	4,428	1,637	1,974	60	8,099
Amortization of capital assets and goodwill	(168)	(58)	(24)	(45)	(295)
Other non-interest expenses	(2,804)	(999)	(885)	(136)	(4,824)

Income before the undernoted:	1,456	580	1,065	(121)	2,980
Provision for income taxes	(574)	(173)	(415)	172	(990)
Non-controlling interest in net income of subsidiaries	–	(43)	–	(21)	(64)

Net income	$882	$364	$650	$30	$1,926

Total average assets ($ billions)	$89	$31	$101	$18	$239

(1)	Includes revenues from all other smaller operating segments of $243 in 2002 (2001 – $359; 2000 – $356), and net income of $147 in 2002 (2001 – $210; 2000 – $193). As well, includes corporate adjustments such as the elimination of the tax-exempt income gross up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

GEOGRAPHICAL SEGMENTATION(1)

For the year ended October 31, 2002		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,798	$748	$2,545	$7,091
Provision for credit losses	(319)	(1,131)	(602)	(2,052)
Other income	2,338	475	846	3,659
Non-interest expenses	(3,527)	(324)	(2,263)	(6,114)
Provision for income taxes	(668)	89	(55)	(634)
Non-controlling interest in net income of subsidiaries	–	–	(154)	(154)

Income	$1,622	$(143)	$317	$1,796

Corporate adjustments				1

Net income				$1,797

Total average assets ($ billions)	$165	$44	$83	$292

Corporate adjustments				5

Total average assets, including corporate adjustments				$297

102                    2002 SCOTIABANK ANNUAL REPORT

For the year ended October 31, 2001		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,580	$721	$2,298	$6,599
Provision for credit losses	(306)	(686)	(295)	(1,287)
Other income	2,383	493	860	3,736
Non-interest expenses	(3,488)	(297)	(1,856)	(5,641)
Provision for income taxes	(667)	(64)	(229)	(960)
Non-controlling interest in net income of subsidiaries	–	–	(102)	(102)

Income	$1,502	$167	$676	$2,345

Corporate adjustments				(176)

Net income				$2,169

Total average assets ($ billions)	$152	$44	$72	$268

Corporate adjustments				4

Total average assets, including corporate adjustments				$272

For the year ended October 31, 2000		United	Other
($ millions)	Canada	States	International	Total

Net interest income	$3,282	$651	$1,588	$5,521
Provision for credit losses	(243)	(308)	(256)	(807)
Other income	2,407	469	588	3,464
Non-interest expenses	(3,455)	(287)	(1,229)	(4,971)
Provision for income taxes	(682)	(217)	(176)	(1,075)
Non-controlling interest in net income of subsidiaries	–	–	(43)	(43)

Income	$1,309	$308	$472	$2,089

Corporate adjustments				(163)

Net income				$1,926

Total average assets ($ billions)	$143	$39	$54	$236

Corporate adjustments				3

Total average assets, including corporate adjustments				$239

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

2002 SCOTIABANK ANNUAL REPORT                    103

20.   Commitments and contingent liabilities

a)   Indirect commitments

In the normal course of business, various indirect commitments are outstanding which are not reflected in the consolidated financial statements. These may include:
–	Guarantees and standby letters of credit which represent an irrevocable obligation to pay a third party when a customer does not meet its contractual financial or performance obligations.
–	Documentary and commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed.
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions.
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times.
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

The table below provides a detailed breakdown of the Bank’s off-balance sheet indirect commitments expressed in terms of the contractual amounts of the related commitment or contract.

As at October 31 ($ millions)	2002	2001

Guarantees and standby letters of credit	$16,198	$11,738
Documentary and commercial letters of credit	783	746
Commitments to extend credit:
Original term to maturity of one year or less	87,460	92,170
Original term to maturity of more than one year	39,512	40,422
Securities lending	2,968	3,090
Security purchase commitments	757	825

Total off-balance sheet indirect commitments	$147,678	$148,991

b)   Lease commitments and other executory contracts

Minimum future rental commitments at October 31, 2002, for buildings and equipment under long-term, non-cancellable leases are shown below.

For the year ($ millions)

	2003	$177
	2004	154
	2005	120
	2006	99
	2007	71
	2008 and thereafter	306

	Total	$927

Building rent expense, net of rental income from subleases, included in the Consolidated Statement of Income was $192 million (2001 – $200 million; 2000 – $179 million).

In addition, the Bank and its subsidiaries have entered into certain long-term executory contracts relating to outsourced services.

c)   Pledging of assets

In the ordinary course of business, securities and other assets are pledged against liabilities. Details of assets pledged are shown below:

As at October 31 ($ millions)	2002	2001

Assets pledged to:
Bank of Canada(1)	$80	$75
Foreign governments and central banks(1)	3,441	4,663
Clearing systems, payment systems and depositories(1)	815	450
Assets pledged in relation to exchange-traded derivative transactions	93	117
Assets pledged as collateral related to:
Securities borrowed and securities lent	7,632	9,965
Obligations related to assets sold under repurchase agreements	31,881	30,627
Over-the-counter derivative transactions	54	94
Other	1	4

Total	$43,997	$45,995

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.

d)   Litigation

In the ordinary course of business the Bank and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Bank’s consolidated financial position or results of operations.

104                    2002 SCOTIABANK ANNUAL REPORT

21.   Financial instruments

a)   Fair value

Fair value amounts represent estimates of the consideration that would currently be agreed upon between knowledgeable, willing parties who are under no compulsion to act and is best evidenced by a quoted market price, if one exists. Many of the Bank’s financial instruments lack an available trading market. Therefore, these instruments have been valued using present value or other valuation techniques and may not necessarily be indicative of the amounts realizable in an immediate settlement of the instruments. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and may not be reflective of future fair values.

     Changes in interest rates are the main cause of changes in the fair value of the Bank’s financial instruments. The majority of the Bank’s financial instruments are carried at historical cost and are not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For those financial instruments held for trading purposes, the carrying value is adjusted regularly to reflect the fair value.

The following table sets out the fair values of on-balance sheet financial instruments and derivative instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2002			2001

	Total	Total	Favourable/	Total	Total	Favourable/
	fair	book	(Unfavour-	fair	book	(Unfavour-
As at October 31 ($ millions)	value	value	able)	value	value	able)

Assets:
Cash resources	$20,273	$20,273	$–	$20,160	$20,160	$–
Securities	56,651	56,194	457 (1)	54,242	53,284	958 (1)
Loans	185,842	185,671	171	177,195	175,432	1,763
Customers’ liability under acceptances	8,399	8,399	–	9,301	9,301	–
Other	4,730	4,730	–	4,359	4,359	–
Liabilities:
Deposits	196,467	195,618	(849)	187,570	186,195	(1,375)
Acceptances	8,399	8,399	–	9,301	9,301	–
Obligations related to assets sold under repurchase agreements	31,881	31,881	–	30,627	30,627	–
Obligations related to securities sold short	8,737	8,737	–	6,442	6,442	–
Other	14,519	14,519	–	13,938	13,938	–
Subordinated debentures	4,036	3,878	(158)	5,555	5,344	(211)
Derivatives (Note 22)	717	998 (2)	(281)	945	987 (2)	(42)

(1)	This excludes deferred realized hedge losses on securities of $264 (2001 – $283).
(2)	This amount represents a net asset.

The book value of financial assets and financial liabilities held for purposes other than trading may exceed their fair value due primarily to changes in interest rates. In such instances, the Bank does not reduce the book value of these financial assets and financial liabilities to their fair value as it is the Bank’s intention to hold them to maturity.

DETERMINATION OF FAIR VALUE

The following methods and assumptions were used to estimate the fair values of on-balance sheet financial instruments:

     The fair values of cash resources, assets purchased under resale agreements, customers’ liability under acceptances, other assets, obligations related to assets sold under repurchase agreements, acceptances and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

     The fair value of securities is assumed to be equal to the estimated market value of securities provided in Note 3. The fair value of obligations related to securities sold short is assumed to be equal to their book value as they are carried at market value. These market values are based on quoted prices, when available. When a quoted price is not readily available, market values are estimated using quoted market prices of similar securities, or other valuation techniques.

2002 SCOTIABANK ANNUAL REPORT                    105

     The estimated fair value of loans reflects changes in the general level of interest rates that have occurred since the loans were originated. The particular valuation methods used are as follows:

–	For loans to designated emerging markets, fair value is based on quoted market prices.

–	For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market.

–	For all other loans, fair value is determined by discounting the expected future cash flows of these loans at market rates for loans with similar terms and risks.

     The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are assumed to be equal to their carrying values. The estimated fair values of fixed-rate deposits payable on a fixed date are determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and risks.

     The fair values of subordinated debentures and liabilities of subsidiaries, other than deposits (included in other liabilities), are determined by reference to current market prices for debt with similar terms and risks.

b)   Interest rate risk

The following table summarizes carrying amounts of balance sheet assets, liabilities and equity, and off-balance sheet financial instruments in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns, and to reclassify the Bank’s trading instruments to the immediately rate-sensitive category.

As at October 31, 2002	Immediately	Within	Three to	One to	Over	Non-rate
($ millions)	rate sensitive(1)	3 months	12 months	5 years	5 years	sensitive		Total

Cash resources	$2,350	$10,088	$3,784	$89	$–	$3,962		$20,273
Investment securities	803	2,678	2,665	6,584	4,872	4,000	(2)	21,602
Trading securities	369	5,428	1,406	7,185	4,912	15,292		34,592
Loans	27,728	88,012	20,702	46,124	2,485	620	(3)	185,671
Other assets	–	–	–	–	–	34,242	(4)	34,242

Total assets	31,250	106,206	28,557	59,982	12,269	58,116		296,380

Deposits	17,301	108,858	33,948	22,572	112	12,827		195,618
Obligations related to assets sold under repurchase agreements	–	30,817	1,064	–	–	–		31,881
Obligations related to securities sold short	–	390	122	4,053	3,455	717		8,737
Subordinated debentures	–	–	1,438	800	1,640	–		3,878
Other liabilities	–	–	–	–	–	41,489	(4)	41,489
Shareholders’ equity	–	–	–	–	–	14,777	(4)	14,777

Total liabilities and shareholders’ equity	17,301	140,065	36,572	27,425	5,207	69,810		296,380

On-balance sheet gap	13,949	(33,859)	(8,015)	32,557	7,062	(11,694)		–
Off-balance sheet gap	–	17,810	(17,417)	(2,591)	2,198	–		–

Interest rate sensitivity gap based on contractual repricing	13,949	(16,049)	(25,432)	29,966	9,260	(11,694)		–
Adjustment to expected repricing	8,326	2,874	13,876	(11,385)	(5,325)	(8,366)		–

Total interest rate sensitivity gap	$22,275	$(13,175)	$(11,556)	$18,581	$3,935	$(20,060)		$–
Cumulative gap	22,275	9,100	(2,456)	16,125	20,060	–		–

As at October 31, 2001

Total interest rate sensitivity gap	$15,104	$(28,518)	$(1,312)	$25,919	$7,418	$(18,611)		$–
Cumulative gap	15,104	(13,414)	(14,726)	11,193	18,611	–		–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	This includes financial instruments such as common shares, non-term preferred shares, and shares in associated corporations.
(3)	This includes net impaired loans and the general allowance.
(4)	This includes non-financial instruments.

The tables on the following page summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following on-balance sheet rate-sensitive financial instruments (these rates are shown before and after adjusting for the impact of related derivatives used by the Bank for asset/liability risk management purposes).

106                    2002 SCOTIABANK ANNUAL REPORT

Average effective yields by the earlier of the contractual repricing or maturity dates:

	Unadjusted

	Immediately	Within	Three to	One to	Over		Adjusted
As at October 31, 2002	rate sensitive	3 months	12 months	5 years	5 years	Total	total(1)

Cash resources	5.8%	3.0%	3.4%	1.8%	–%	3.5%	3.5%
Investment securities(2)	3.4	5.5	5.1	6.3	6.3	5.9	5.8
Trading securities	4.3	5.9	3.5	4.3	6.3	5.2	5.2
Loans(3)	6.1	4.6	5.5	6.9	8.1	5.5	5.5
Deposits(4)	2.1	2.5	2.9	4.7	5.8	2.8	2.8
Obligations related to assets sold
under repurchase agreements(4)	–	3.7	4.6	–	–	3.7	3.7
Obligations related to securities sold short	–	2.5	2.8	3.1	5.4	4.1	4.1
Subordinated debentures(4)	–	–	5.3	6.7	6.7	6.2	4.6

	Unadjusted

	Immediately	Within	Three to	One to	Over		Adjusted
As at October 31, 2001	rate sensitive	3 months	12 months	5 years	5 years	Total	total(1)

Cash resources	4.1%	4.5%	4.4%	3.6%	–%	4.4%	4.4%
Investment securities(2)	6.4	7.1	8.0	7.8	6.7	7.3	7.2
Trading securities	8.3	8.3	2.6	4.9	6.0	6.3	6.3
Loans(3)	8.4	5.4	6.4	7.4	7.8	6.7	6.7
Deposits(4)	3.2	3.8	4.2	5.3	5.3	4.0	4.0
Obligations related to assets sold under repurchase agreements(4)	–	5.1	4.1	–	–	5.0	5.0
Obligations related to securities sold short	–	2.5	2.2	3.3	5.2	4.3	4.3
Subordinated debentures(4)	–	6.0	5.7	6.4	6.5	6.2	4.8

(1)	After adjusting for the impact of related derivatives.
(2)	Yields are based on book values, net of the related country risk provision, and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(3)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any deferred income.
(4)	Yields are based on book values and contractual interest rates.

c)   Credit exposure

The following table summarizes the credit exposure of the Bank to businesses and governments, net of the allowance for credit losses, by sector:

	2002				2001

	Loans and	Derivative	Other
As at September 30 ($ millions)	acceptances(1)	instruments(2)	exposures(3)	Total	Total

Primary industry and manufacturing	$26,219	$1,044	$4,543	$31,806	$34,477
Commercial and merchandising	29,200	319	4,970	34,489	33,963
Real estate	3,379	35	795	4,209	4,001
Transportation, communication and utilities	16,040	743	2,465	19,248	17,816
Banks and other financial services	7,416	14,173	2,920	24,509	22,565
Foreign governments and central banks	942	73	729	1,744	2,121
Canadian governments	379	1,039	66	1,484	1,735

Total	$83,575	$17,426	$16,488	$117,489	$116,678

General allowance(2)(4)				1,419	1,399

				$116,070	$115,279

(1)	Excludes assets purchased under resale agreements.
(2)	Derivative instruments and general allowance are as at October 31.
(3)	Comprises guarantees and letters of credit.
(4)	The remaining $56 (2001 – $76) of the $1,475 (2001 – $1,475) general allowance relates to loans other than business and government loans.

2002 SCOTIABANK ANNUAL REPORT                    107

d)   Anticipatory hedges

In its normal course of business, the Bank may decide to hedge anticipatory transactions such as future foreign revenues and expenses and planned deposit campaigns. As at October 31, 2002, and 2001, there were no material anticipatory hedges outstanding.

22.   Derivative instruments

a)    Notional amounts

The following table provides the aggregate notional amounts of off-balance sheet derivative instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those used in the Bank’s asset/liability risk management process (ALM). The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Other derivative contracts include equity, precious metals other than gold, base metals and credit derivatives.

	2002			2001

As at October 31 ($ millions)	Trading	ALM	Total	Trading	ALM	Total

Interest rate contracts
Exchange-traded:
Futures	$57,397	$12,239	$69,636	$75,455	$12,703	$88,158
Options purchased	6,690	–	6,690	4,389	–	4,389
Options written	–	–	–	1,324	–	1,324

	64,087	12,239	76,326	81,168	12,703	93,871

Over-the-counter:
Forward rate agreements	72,293	51,954	124,247	80,279	24,226	104,505
Swaps	440,096	97,699	537,795	423,261	90,824	514,085
Options purchased	39,336	1,114	40,450	43,981	2,369	46,350
Options written	50,842	51	50,893	55,444	704	56,148

	602,567	150,818	753,385	602,965	118,123	721,088

Total	$666,654	$163,057	$829,711	$684,133	$130,826	$814,959

Foreign exchange and gold contracts
Exchange-traded:
Futures	$2,757	$–	$2,757	$2,136	$–	$2,136
Options purchased	2	–	2	77	–	77
Options written	66	–	66	96	–	96

	2,825	–	2,825	2,309	–	2,309

Over-the-counter:
Spot and forwards	201,034	10,153	211,187	197,263	4,799	202,062
Swaps	42,402	11,551	53,953	39,261	10,936	50,197
Options purchased	4,128	–	4,128	4,597	–	4,597
Options written	4,078	–	4,078	4,464	–	4,464

	251,642	21,704	273,346	245,585	15,735	261,320

Total	$254,467	$21,704	$276,171	$247,894	$15,735	$263,629

Other derivative contracts
Exchange-traded	$756	$–	$756	$4,512	$–	$4,512
Over-the-counter	29,063	6,023	35,086	17,142	4,723	21,865

Total	$29,819	$6,023	$35,842	$21,654	$4,723	$26,377

Total notional amounts outstanding	$950,940	$190,784	$1,141,724	$953,681	$151,284	$1,104,965

108                    2002 SCOTIABANK ANNUAL REPORT

b)   Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative instruments by type:

	Within	One to	Over
As at October 31, 2002 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$53,652	$15,984	$–	$69,636
Forward rate agreements	114,423	9,824	–	124,247
Swaps	235,950	230,768	71,077	537,795
Options purchased	21,003	24,112	2,025	47,140
Options written	22,649	24,945	3,299	50,893

	447,677	305,633	76,401	829,711

Foreign exchange and gold contracts
Futures	2,103	654	–	2,757
Spot and forwards	195,318	15,047	822	211,187
Swaps	13,204	28,976	11,773	53,953
Options purchased	2,891	1,239	–	4,130
Options written	2,893	1,251	–	4,144

	216,409	47,167	12,595	276,171

Other derivative contracts	22,036	13,453	353	35,842

Total	$686,122	$366,253	$89,349	$1,141,724

	Within	One to	Over
As at October 31, 2001 ($ millions)	1 year	5 years	5 years	Total

Interest rate contracts
Futures	$55,371	$32,787	$–	$88,158
Forward rate agreements	101,242	3,263	–	104,505
Swaps	229,343	223,013	61,729	514,085
Options purchased	23,019	24,661	3,059	50,739
Options written	22,880	31,113	3,479	57,472

	431,855	314,837	68,267	814,959

Foreign exchange and gold contracts
Futures	1,648	488	–	2,136
Spot and forwards	188,396	13,064	602	202,062
Swaps	11,414	25,975	12,808	50,197
Options purchased	3,159	1,515	–	4,674
Options written	3,072	1,488	–	4,560

	207,689	42,530	13,410	263,629

Other derivative contracts	17,271	8,521	585	26,377

Total	$656,815	$365,888	$82,262	$1,104,965

2002 SCOTIABANK ANNUAL REPORT                    109

c)    Credit risk

As with on-balance sheet assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counter-parties may default on their obligations to the Bank. However, whereas the credit risk of on-balance sheet assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument. Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

     Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

     The Bank strives to limit credit risk by dealing with counter-parties that it believes are creditworthy, and manages its credit risk for derivatives through the same credit risk process applied to on-balance sheet assets.

     The Bank pursues opportunities to reduce its exposure to credit losses on derivative instruments. These opportunities include entering into master netting arrangements with counterparties. The credit risk associated with favourable contracts is eliminated by a master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

The following table summarizes the credit exposure of the Bank’s derivatives. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts without taking into account any master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

     The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Guideline of the Superintendent. The risk-weighted balance is the CEA multiplied by counterparty risk factors prescribed by this Guideline.

	2002					2001

				Credit
		Credit risk	Potential	equivalent	Risk-	Credit risk	Risk-
	Notional	amount	future	amount	weighted	amount	weighted
	amount	(CRA)	exposure	(CEA)	balance	(CRA)	balance
As at October 31 ($ millions)		(a)	(b)	(a) + (b)

Interest rate contracts
Futures	$69,636	$–	$–	$–	$–	$–	$–
Forward rate agreements	124,247	71	44	115	22	155	32
Swaps	537,795	11,703	2,220	13,923	3,260	11,882	3,325
Options purchased	47,140	743	151	894	216	737	220
Options written	50,893	–	–	–	–	–	–

	829,711	12,517	2,415	14,932	3,498	12,774	3,577

Foreign exchange and gold contracts
Futures	2,757	–	–	–	–	–	–
Spot and forwards	211,187	2,810	2,547	5,357	1,557	2,516	1,523
Swaps	53,953	1,253	2,442	3,695	900	1,637	906
Options purchased	4,130	99	91	190	73	178	106
Options written	4,144	–	–	–	–	–	–

	276,171	4,162	5,080	9,242	2,530	4,331	2,535

Other derivative contracts	35,842	747	1,896	2,643	843	977	879

Total derivatives	$1,141,724	$17,426	$9,391	$26,817	$6,871	$18,082	$6,991

Less: impact of master netting agreements		10,815	3,323	14,138	3,277	10,030	2,806

Total		$6,611	$6,068	$12,679	$3,594	$8,052	$4,185

110                    2002 SCOTIABANK ANNUAL REPORT

d)   Fair value

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions.

     Trading derivatives are subject to a further valuation adjustment, determined on a portfolio basis, to cover future risks and related costs.

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives used in the Bank’s asset/liability risk management process (ALM).

	2002		2002		2001

	Average fair value(1)		Year-end fair value		Year-end fair value

As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable

TRADING
Interest rate contracts
Forward rate agreements	$60	$35	$45	$29	$127	$100
Swaps	8,668	8,044	10,725	9,646	10,323	9,555
Options	623	779	739	932	736	884

	9,351	8,858	11,509	10,607	11,186	10,539

Foreign exchange and gold contracts
Forwards	3,242	2,880	2,686	2,324	2,492	2,075
Swaps	1,088	1,857	840	1,765	1,141	2,157
Options	144	134	99	105	178	157

	4,474	4,871	3,625	4,194	3,811	4,389

Other derivative contracts	736	621	687	699	889	525

Trading derivatives’ market valuation	$14,561	$14,350	$15,821	$15,500	$15,886	$15,453

ALM(2)
Interest rate contracts
Forward rate agreements			$26	$45	$28	$53
Swaps			978	795	1,559	1,254
Options			4	–	1	18

			1,008	840	1,588	1,325

Foreign exchange and gold contracts
Forwards			124	52	24	19
Swaps			413	287	496	331
Options			–	–	–	–

			537	339	520	350

Other derivative contracts			60	30	88	9

Total ALM derivatives’ market valuation			$1,605	$1,209	$2,196	$1,684

Total gross fair values before netting			$17,426	$16,709	$18,082	$17,137

Less: impact of master netting agreements			10,815	10,815	10,030	10,030

Total derivatives’ market valuation			$6,611	$5,894	$8,052	$7,107

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2001 was: favourable $10,645 and unfavourable $10,949. Average fair value amounts are based on month-end balances.

(2)	The fair values of these derivative financial instruments wholly or partially offset the changes in fair values of related on-balance sheet financial instruments.

23.   Argentine charges

In the first quarter of fiscal 2002, a significant provision for credit losses and other charges were recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk, as a result of the extraordinary political and economic upheaval in Argentina.

     In September, 2002, Scotiabank Quilmes ceased operations following the finalization of arrangements with the Argentine financial authorities and other private sector institutions. Based on these arrangements, certain deposits were transferred to the government along with an equivalent amount of sovereign loans.

The remaining assets and liabilities were assumed by other local financial institutions or placed in an Argentine liquidating trust.

     Subsequent to these events, as the Bank no longer had control of Scotiabank Quilmes, the remaining assets, liabilities and results of operations ceased to be consolidated. At the same time, a loss on disposal was recorded in non-interest expenses of the Consolidated Statement of Income in the International segment. In addition, the Bank recorded an income tax recovery related to the disposal of its investment in Scotiabank Quilmes.

2002 SCOTIABANK ANNUAL REPORT                    111

Information on the total provision and charges recorded against the Bank’s operations in Scotiabank Quilmes and against cross-border Argentine risk assets is provided in the table below:

($ millions)	2002	2001

Provision for credit losses	$454	$50
Other income:
Loss on securities	20	40
Investment banking	(4)	–
Other(1)	87	10
Non-interest expenses:
Loss on disposal of subsidiary operations(2)	237	–

Total provision and charges before income taxes	794	100
Provision for (recovery of) income taxes	(254)	(38)

Total	$540	$62

(1)	Reflects the loss from pesofication (impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).
(2)	Loss on disposal of subsidiary operations is net of a $95 foreign exchange gain, which was transferred from retained earnings. This foreign exchange gain primarily offsets the foreign exchange loss from the devaluation of the Argentine peso on the allowance for credit losses established in the first quarter of 2002.

24.   Acquisition of subsidiary

GRUPO FINANCIERO SCOTIABANK INVERLAT, MEXICO

On November 30, 2000, the Bank increased its voting ownership in Grupo Financiero Scotiabank Inverlat (Inverlat) in Mexico from 10% to 55%. The purchase price for the additional 45% was US$184 million, comprised of the conversion of debentures of US$144 million purchased in 1996, and a US$40 million cash payment by the Bank. The total purchase price for the entire 55% was US$215 million ($320 million). Inverlat is comprised of three main operating companies: a full-service bank, a brokerage house and a foreign exchange operation. The results of Inverlat have been included in the Bank’s income since acquisition. This acquisition was accounted for using the purchase method.

This acquisition is summarized in the table below:

($ millions)

Identifiable assets acquired:
Cash and deposits with other banks	$1,812
Securities	3,322
Loans	5,800
Assets purchased under resale agreements	4,749
Intangible assets	18
Other assets	1,196
		$16,897
Less liabilities assumed:
Deposits	$8,059
Obligations related to assets sold under repurchase agreements	7,435
Other liabilities	858
Non-controlling interests in subsidiary	303
		16,655

Net identifiable assets acquired		242
Goodwill		78

Total purchase consideration		$320

During 2002, the Bank recognized a future income tax asset of $37 million, related to the recognition of pre-acquisition income tax loss carryforwards of Inverlat which were not recorded as part of the purchase price allocation set out above. This benefit has been applied to reduce goodwill by the same amount (refer to Note 7).

25.   Sale of business

Effective October 31, 2002, the Bank sold its merchant acquirer and smart-card point-of-sale business to Paymentech Canada. The sale includes debit and credit card payment services and smart card programs offered to merchants across Canada. As a result of this transaction, a gain of $99 million, net of associated expenses, was recorded in other income – other in the Consolidated Statement of Income. Subject to certain conditions and performance standards, additional revenue may be earned in future periods.

112                    2002 SCOTIABANK ANNUAL REPORT

26.   Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Bank have been prepared in accordance with Canadian GAAP, including the accounting requirements of the Superintendent of Financial Institutions Canada. The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements are as follows:

Reconciliation of net income and shareholders’ equity

	Net income			Shareholders' equity
For the year ended October 31
($ millions)	2002	2001(1)	2000(1)	2002	2001(1)	2000(1)

Net income and shareholders’ equity based on Canadian GAAP	$1,797	$2,169	$1,926	$14,777	$14,608	$12,975
Employee future benefits (a)	3	(2)	39	(25)	(12)	(10)
Restructuring costs (b)	(9)	(5)	(59)	30	39	44
Transfers of loans (c)	(55)	(1)	69	79	134	135
Derivative instruments and hedging activities: (d)
Transition adjustment	–	101	–	124	124	–
Current year adjustments	(347)	25	(11)	(377)	(78)	(11)
Unrealized losses on securities reclassified as trading (d)	(24)	(4)	–	(28)	(4)	–
Conversion of loans into debt securities (e)	18	25	(13)	14	52	77
Available-for-sale securities (e)	(229)	–	–	151	669	778
Computer software development costs (f)	22	27	47	96	74	47
Non-controlling interest in net income of subsidiaries (g)	(16)	(16)	(16)	(250)	(250)	(250)
Goodwill and other intangibles (h)	(76)	–	–	–	–	–
Tax effect of above differences	203	(62)	(25)	(13)	(315)	(466)
Future income taxes (i)	(13)	(20)	(28)	(13)	–	(19)

Net income and shareholders’ equity based on U.S. GAAP	$1,274	$2,237	$1,929	$14,565	$15,041	$13,300

Preferred dividends	(96)	(99)	(99)

Net income available to common shareholders’ based on U.S. GAAP	$1,178	$2,138	$1,830

Net income per common share based on U.S. GAAP (in dollars):
Basic	$2.34	$4.27	$3.69
Diluted	$2.30	$4.20	$3.65

(1)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

a)   Employee future benefits

Effective November 1, 2000, the Bank adopted a new Canadian accounting standard for employee future benefits on a prospective basis, with the net transitional asset being recognized in Canadian GAAP income as a reduction of benefit expense over the estimated average remaining service life of the employees of approximately 14 to 18 years. This accounting standard is now substantially consistent with U.S. GAAP. Prior to adoption of this new Canadian accounting standard, non-pension retirement and post-employment benefits were charged to income when paid; U.S. GAAP and the new Canadian accounting standard require the expected cost and obligation of providing such benefits to be accrued as the employees earn the entitlement to such benefits. For pension benefits, U.S. GAAP and the new Canadian accounting standard require the use of current market interest rates to estimate the present value of the pension obligation; prior to the adoption of the new Canadian accounting standard, an estimated long-term interest rate was used.

     Under U.S. GAAP, the Bank adopted the pensions, other retirement benefits and post-employment benefits standards on November 1, 1999, as it was not practicable for the Bank to adopt these U.S. standards on their earlier effective dates. For pensions and other retirement benefits, the allocated after-tax portion of the net transitional obligation pertaining to years elapsed between the effective date of the U.S. standard and the adoption date was charged to U.S. GAAP retained earnings using the estimated average remaining service life as at November 1, 1999 of the employees of 14 to 18 years, with the balance being amortized prospectively to U.S. GAAP income. The transitional obligation for post-employment benefits was charged to U.S. GAAP retained earnings as at November 1, 1999. The total amount charged to retained earnings under U.S. GAAP as at November 1, 1999 amounted to $54 million.

     Canadian GAAP requires recognition of a pension valuation allowance for any excess of the prepaid benefit expense over the expected future benefit. Changes in the pension valuation allowance are recognized in the Consolidated Statement of Income. U.S. GAAP does not specifically address pension valuation allowances; recently the U.S. regulators have interpreted this to be a difference between Canadian and U.S. GAAP. In light of these recent developments, the Bank retroactively increased previously reported U.S. GAAP net income for fiscal 2001 and 2000 by $38 million (including a tax benefit of $18 million) and $22 million (net of a tax expense of $16 million) respectively (2001 – $0.08 per basic share and $0.07 per diluted share; 2000 – $0.04 per share, basic and diluted).

     U.S. GAAP requires the excess of any unfunded accumulated benefit obligation (with certain other adjustments) to be reflected as an additional minimum pension liability in the U.S. GAAP Consolidated Balance Sheet with an offsetting adjustment to intangible assets to the extent of unrecognized prior service costs, with the remainder recorded in other comprehensive income.

2002 SCOTIABANK ANNUAL REPORT                    113

     Subsequent to October 31, 2000, there will continue to be a difference in the charge to income for employee future benefits between Canadian and U.S. GAAP, principally due to differences in the amortization of the transitional amounts and differences in the treatment of the pension valuation allowance.

b)   Restructuring costs

Under Canadian GAAP, restructuring costs are accrued as liabilities provided that a restructuring plan detailing all major actions to be taken had been approved by an appropriate level of management, and significant changes to the plan were not likely. Under U.S. GAAP, for activities initiated prior to January 1, 2003, additional criteria must be met prior to accrual, including that certain restructuring costs be incurred within one year from the date of approval of the restructuring plan. Certain planned restructuring costs not incurred within the one-year time limit are recognized in U.S. GAAP income as incurred.

c)   Transfers of loans

Effective July 1, 2001, the Bank adopted a new Canadian accounting standard for transfers of loans on a prospective basis. This standard is consistent with the U.S. standard for transfers of loans adopted on April 1, 2001.

     Prior to the adoption of the new Canadian standard, transfers of loans were treated as sales under Canadian GAAP when the risks and rewards of ownership were transferred and there was reasonable assurance regarding measurement of consideration received. Gains on transfers of loans were recognized immediately, unless there was recourse to the Bank in excess of expected losses, in which case the gains were considered unrealized and deferred until they were collected in cash and there was no recourse to that cash. Under U.S. GAAP, gains on transfers of loans that qualify as sales are recognized in income at the time of sale. There will continue to be differences in Canadian and U.S. GAAP income until the deferred gains related to assets securitized prior to July 1, 2001 have all been recognized in Canadian GAAP income.

     Prior to the harmonization of Canadian and U.S. GAAP, some transfers of assets did not qualify for sale accounting under U.S. GAAP. These transfers have been accounted for as secured lending arrangements under U.S. GAAP. This results in the assets remaining on the U.S. GAAP Consolidated Balance Sheet and in the net spread being recognized in U.S. GAAP income over the term of the loans rather than immediate recognition of a gain.

     In April 2001, the Bank securitized personal loans of $1,064 million, on a revolving basis, resulting in recognition of a net gain on sale of $9 million. The Bank’s retained interest, which consist of its rights to future cash flows, had a fair value on the date of sale of $28 million. The Bank retained servicing responsibilities for which a liability of $2 million was recognized. The key assumptions used to measure fair value at the date of securitization were a prepayment rate of 8.3%, an excess spread of 0.9%, a discount rate of 8.3% and an expected credit loss of 0.3%.

The cash flows from this securitization are summarized below:

For the year ended October 31 ($ millions)	2002	2001

Cash flows received for:
Proceeds from personal loans securitized	$–	$1,047
Servicing fees	5	3
Retained interest	9	7
Cash outflows for:
Collections reinvested in revolving securitizations	$976	$608

The expected static pool credit losses, which are the sum of the actual and projected future credit losses over the life of the securitization as a percentage of the original loan pool balance, annualized, were 0.2% (2001 – 0.2%).

The key assumptions used in measuring the fair value of the retained interest for this securitization, and the sensitivity of the current fair value of retained interest to a 10% and 20% adverse change to the assumptions are as follows:

As at October 31 ($ millions)	2002	2001

Carrying value of the retained interest ($)	28	28
Fair value of the retained interest ($)	29	29
Weighted average life (in years)	1	1

Prepayment rate (%)	7.7	8.2
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(1)	(1)

Expected credit losses (annual rate) (%)	0.2	0.2
Impact on fair value of a 10% adverse change ($)	–	–
Impact on fair value of a 20% adverse change ($)	–	–

Residual cash flow annual discount rate (%)	6.3	6.3
Impact on fair value of a 10% adverse change ($)	–	–
Impact on fair value of a 20% adverse change ($)	–	–

Excess spread (%)	1.2	1.1
Impact on fair value of a 10% adverse change ($)	(1)	(1)
Impact on fair value of a 20% adverse change ($)	(2)	(2)

The sensitivity measures above are hypothetical and should be used with caution. Other sensitivity estimates should not be extrapolated from those presented above since the relationship between the change in the assumption to the change in fair value is not linear. In addition, changes in a particular assumption and the effect on the fair value of the retained interest is calculated without changing any other assumption; however, the factors are not independent and the actual effects could be magnified or counteracted from the sensitivities presented.

114                    2002 SCOTIABANK ANNUAL REPORT

d)   Derivative instruments and hedging activities

Under Canadian GAAP, the Bank accounts for derivative instruments held for asset/liability management purposes primarily on an accrual basis. Derivative instruments held for trading purposes are accounted for at fair value with changes in fair value recognized in income.

     The Bank adopted the new U.S. accounting standard on accounting for derivative instruments and hedging activities effective November 1, 2000. The new U.S. accounting standard requires all derivative instruments to be recognized at fair value in the Consolidated Balance Sheet. The U.S. standard restricts the types of transactions that qualify for hedge accounting and contains guidance on measuring hedge effectiveness. The change in fair value of a derivative instrument designated as a fair value hedge is offset in U.S. GAAP income against the change in the fair value of the hedged item relating to the hedged risk. The change in fair value of a derivative instrument designated as a cash flow hedge is recorded in other comprehensive income until the revenues or expenses relating to the hedged item are recorded in income. Hedge ineffectiveness and changes in the fair value of derivative instruments that do not qualify as hedges are recognized in income as they arise. The Bank has recorded an after-tax loss of $7 million (2001 – after-tax income of $24 million), which represents the ineffective portion of fair value hedges.

     The new U.S. accounting standard also requires derivative instruments embedded in financial instruments that are not clearly and closely related to their host instrument to be separated and recorded at their fair value. If an embedded derivative cannot be separated, the entire financial instrument is recorded at fair value. Certain securities with embedded derivatives were reclassified from available-for-sale to trading securities. Under Canadian GAAP, these securities are classified as investment securities.

     The Bank has fair value hedges of interest rate risk relating to its subordinated debentures and available-for-sale securities in addition to cash flow hedges of its variable rate instruments. The Bank expects to reclassify $17 million (2001 – $30 million) of after-tax losses from accumulated other comprehensive income to earnings as a result of its cash flow hedges within the next twelve months. As at October 31, 2002 and 2001, the maximum term of cash flow hedges was less than 5 years and 3 years respectively.

     Upon adoption of the new U.S. accounting standard on November 1, 2000, the Bank recorded an increase in consolidated assets of $377 million, an increase in consolidated liabilities of $330 million, and reflected a transition adjustment increasing 2001 U.S. GAAP net income by $60 million ($0.12 per share, basic and diluted), net of applicable income taxes, and a charge of $13 million in other comprehensive income.

     For periods prior to November 1, 2000, the previous U.S. standards required accrual accounting for derivative instruments held for hedging purposes. The criteria for applying hedge accounting under these previous U.S. standards were different from those applied by the Bank under Canadian GAAP. As a result, derivatives that were accounted for as hedges under Canadian GAAP, which did not meet the U.S. hedge accounting requirements were marked to market in U.S. GAAP income.

e)   Securities

U.S. GAAP requires securities to be classified as either trading, held-to-maturity or available-for-sale. The Bank has classified all investment securities as available-for-sale under U.S. GAAP (other than those reclassified to trading on adoption of the new U.S. accounting standard on derivative instruments as discussed above), which are carried on the Consolidated Balance Sheet at their fair value. Other-than-temporary declines in the fair value of available-for-sale securities are recognized in U.S. GAAP income based on market values; declines in fair values are generally presumed to be other than temporary if they have persisted over several quarters. Both investment securities and trading securities are required to be accounted for on a trade date basis in the Consolidated Statement of Income and Consolidated Balance Sheet.

     Under U.S. GAAP, unrealized gains and losses on available-for-sale securities, net of related income taxes, are recorded in other comprehensive income until realized. However, commencing in fiscal 2001, as required by the new U.S. standard on accounting for derivative instruments and hedging activities, the unrealized gains and losses on hedged available-for-sale securities are recorded in U.S. GAAP income. Prior to fiscal 2001, the unrealized gains and losses on the derivatives hedging these available-for-sale securities were classified in other comprehensive income until the offsetting gains and losses on the hedged available-for-sale securities were realized.

     Under Canadian GAAP, securities are classified as either trading or investment. The Bank carries investment securities at amortized cost. Other-than-temporary declines in the value of investment securities are recorded in income based on net realizable values; declines in fair values are generally presumed to be other than temporary if conditions indicating impairment have persisted for a more prolonged period of time than under U.S. GAAP. Investment securities and trading securities are accounted for on a settlement date basis in the Consolidated Balance Sheet and on a trade date basis in the Consolidated Statement of Income.

     Under Canadian GAAP, debt securities acquired in settlement of loans in a debt restructuring are recorded at net book value. Under U.S. GAAP, the debt securities are recorded at their fair value with the difference between the carrying value of the loans and the fair value of the debt securities acquired recorded in income.

f)   Computer software development costs

Effective November 1, 1999, U.S. GAAP requires certain internal costs incurred for software development to be capitalized and amortized over the useful life of the software. Under Canadian GAAP, these costs are expensed as incurred.

g)   Non-controlling interest in net income of subsidiaries

On the U.S. GAAP Consolidated Balance Sheet, the preferred shares issued by Scotia Mortgage Investment Corporation, a wholly-owned subsidiary of the Bank, are presented as non-controlling interests. The net income applicable to these non-controlling interests is reflected as a reduction of U.S. GAAP income. Under Canadian GAAP, the Bank includes these preferred shares within the total preferred shares of the Bank in the Consolidated Balance Sheet and the related dividends are reflected as a reduction of net income available to common shareholders.

h)   Goodwill and other intangible assets

As discussed in Note 7, effective November 1, 2001, the Bank adopted the new Canadian and U.S. accounting standards for goodwill and other intangible assets without restatement of prior periods. These standards are substantially consistent except that any transitional impairment charge on the date of adoption is recognized as a charge to opening retained earnings under Canadian GAAP and as a cumulative adjustment to income under U.S. GAAP. On adoption of the new standard, a charge to U.S. GAAP income of $76 million was recognized ($0.15 per share, basic and diluted).

i)   Future income taxes

Effective November 1, 2000, the Bank adopted a new Canadian standard on accounting for corporate income taxes, which is now substantially consistent with U.S. GAAP. However, there may still be a difference in the provision for income taxes, as changes in income tax rates are recorded under U.S. GAAP when the rate changes are enacted in law, whereas under Canadian GAAP such amounts are recorded when the changes are considered to be substantively enacted. Prior to fiscal 2001, Canadian GAAP required corporate income taxes to be calculated using the deferral method.

2002 SCOTIABANK ANNUAL REPORT                    115

j) Comprehensive income

U.S. GAAP requires a statement of comprehensive income to be included in the financial statements. Comprehensive income includes net income and all changes in equity, net of taxes, for the period except those resulting from investments by and distributions to shareholders. Comprehensive income also includes the foreign currency translation adjustments arising from the consolidation of subsidiaries where the functional currency is other than the reporting currency. Under Canadian GAAP, there is no requirement to present a statement of comprehensive income and the foreign currency translation adjustment pertaining to net investments in foreign subsidiaries is presented in retained earnings.

Consolidated statement of comprehensive income

For the year ended October 31 ($ millions)	2002		2001(7)	2000(7)

Net income based on U.S. GAAP	$1,274		$2,237	$1,929

Other comprehensive income, net of income taxes:
Change in unrealized gains and losses on available-for-sale securities, net of hedging activities(1)	(229)		71	319
Change in unrealized foreign currency translation gains and losses(2)	(137	)(3)	79	163
Transition adjustment arising from adoption of the new accounting standard for derivative instruments(4)	–		(13)	–
Change in gains and losses on derivative instruments designated as cash flow hedges(5)	28		(57)	–
Change in additional minimum pension liability(6)	(11)		–	–

Total other comprehensive income	$(349)		$80	$482

Total comprehensive income	$925		$2,317	$2,411

Accumulated other comprehensive income

As at October 31 ($ millions)	2002	2001	2000

Unrealized gains and losses on available-for-sale securities, net of hedging activities	$536	$765	$694
Unrealized foreign currency translation gains and losses	(55)	82	3
Derivative instruments	(42)	(70)	–
Additional minimum pension liability	(11)	–	–

Total accumulated other comprehensive income	$428	$777	$697

(1)	Net of income tax benefit of $121 (2001 – benefit of $221; 2000 – expense of $227).
(2)	Net of income tax expense of $5 (2001 – benefit of $9; 2000 – benefit of $6).
(3)	Refer to footnotes (3) and (4) of the Consolidated Statement of Changes in Shareholders’ Equity.
(4)	Net of income tax expense of nil (2001 – expense of $36; 2000 – nil).
(5)	Net of income tax expense of $20 (2001 – benefit of $35; 2000 – nil).
(6)	Net of income tax benefit of $5 (2001 – nil; 2000 – nil).
(7)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

Stock-based Compensation – Pro-forma disclosures

Currently, for U.S. GAAP purposes, the Bank accounts for stock options using the intrinsic value based method, which does not result in a compensation expense to the Bank. Effective November 1, 2002, the Bank will commence expensing the fair value of stock options on a prospective basis. In 2003, the Bank intends to attach tandem SARs to the 2002 employee stock option grants as well as the anticipated 2003 employee stock option grants (refer to Note 2). These tandem awards will be accounted for consistently under both Canadian and U.S. GAAP.

     U.S. GAAP requires pro-forma disclosure of net income and earnings per share as if the fair-value-based method had been applied retroactively, detailed as follows:

	As reported			Pro-forma

For the year ended October 31	2002	2001(1)	2000(1)	2002	2001	2000

Net income ($ millions)	$1,274	$2,237	$1,929	$1,216	$2,184	$1,891
Earnings per share ($)	2.34	4.27	3.69	2.22	4.16	3.62
Diluted earnings per share ($)	2.30	4.20	3.65	2.19	4.11	3.59

(1)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

In determining the pro-forma disclosures above, the fair value of options granted was estimated on the date of grant using an option pricing model. The fair value is then amortized over the vesting period. The fair value of the fiscal 2002 option grant was $14.11 per option (2001 – $12.01; 2000 – $7.42).

Significant assumptions are as follows: (i) risk-free interest rate of 5.2% (2001 – 5.6%; 2000 – 6.3%); (ii) expected option life of 6 years (2001 – 6 years; 2000 – 6 years); (iii) expected volatility of 30% (2001 – 28%; 2000 – 26%); and (iv) expected dividends of 2.7% (2001 – 2.6%; 2000 – 3.3%).

116                    2002 SCOTIABANK ANNUAL REPORT

Condensed consolidated balance sheet

	2002				2001

As at October 31	Canadian			U.S.	Canadian			U.S.
($ millions)	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP

ASSETS
Cash resources	$20,273	$–		$20,273	$20,160	$–		$20,160
Securities
Investment/AFS	21,602	(105)[c,d,e]		21,497	25,450	(320)[c,d,e]		25,130
Trading	34,592	762	[d,e]	35,354	27,834	716	[d,e]	28,550
Loans	185,671	2,084	[c]	187,755	175,432	7,303	[c]	182,735
Derivative instruments	15,821	1,829	[d]	17,650	15,886	2,948	[d]	18,834
Other	18,421	(1,023	)(1)	17,398	19,663	(1,727	)(4)(6)	17,936	(6)

	$296,380	$3,547		$299,927	$284,425	$8,920		$293,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits	$195,618	$2,092	[c,d]	$197,710	$186,195	$6,455	[c,d]	$192,650
Derivative instruments	15,500	1,267	[d]	16,767	15,453	2,084	[d]	17,537
Non-controlling interest in subsidiaries	1,912	250	[g]	2,162	1,086	250	[g]	1,336
Other	64,695	64	(2)	64,759	61,739	(399	)(2)(6)	61,340	(6)
Subordinated debentures	3,878	86	[d]	3,964	5,344	97	[d]	5,441

	$281,603	$3,759		$285,362	$269,817	$8,487		$278,304

Shareholders’ equity
Capital stock
Preferred shares	$1,275	$(250)[g]		$1,025	$1,775	$(250)[g]		$1,525
Common shares	3,002	–		3,002	2,920	–		2,920
Retained earnings	10,500	(390	)(3)	10,110	9,913	(94	)(5)(6)	9,819	(6)
Accumulated other comprehensive income	–	428	[j]	428	–	777	[j]	777

	$14,777	$(212)		$14,565	$14,608	$433		$15,041

	$296,380	$3,547		$299,927	$284,425	$8,920		$293,345

Note references refer to GAAP differences described above.

(1)	See a, b, c, d, e, f, i.
(2)	See a, b, c, d, e.
(3)	See a, b, c, d, e, f, h, i, j.
(4)	See a, b, c, d, e, f.
(5)	See a, b, c, d, e, f, j.
(6)	Restated for the U.S. GAAP difference relating to the pension valuation allowance (refer to a).

Future U.S. accounting changes

Note 2 describes future Canadian GAAP accounting changes and future U.S. GAAP accounting changes, which are substantially harmonized with Canadian GAAP. This note describes other future U.S. accounting changes.

     The FASB issued a standard on accounting for costs associated with exit or disposal activities, except those incurred in connection with a purchase business combination. The standard requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this standard are effective for exit or disposal activities that are initiated after December 31, 2002.

2002 SCOTIABANK ANNUAL REPORT                    117

Principal Subsidiaries(1)

As at October 31, 2002 ($ millions)	Principal office	Carrying value of shares

CANADIAN
BNS Capital Trust	Toronto, Ontario	$131

BNS Investments Inc.	Toronto, Ontario	$4,989
The Bank of Nova Scotia Properties Inc.	Toronto, Ontario
e-Scotia Commerce Holdings Limited	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MontroServices Corporation	Montreal, Quebec
Scotia Merchant Capital Corporation	Toronto, Ontario

The Mortgage Insurance Company of Canada	Toronto, Ontario	$374

National Trustco Inc.	Toronto, Ontario	$722
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Toronto, Ontario

RoyNat Inc.	Toronto, Ontario	$65

Scotia Capital Inc.	Toronto, Ontario	$129

Scotia Cassels Investment Counsel Limited	Toronto, Ontario	$40

Scotia Life Insurance Company	Toronto, Ontario	$42

Scotia Mortgage Corporation	Toronto, Ontario	$145

Scotia Mortgage Investment Corporation	St. John's, Newfoundland	$67

Scotia Securities Inc.	Toronto, Ontario	$434

Scotiabank Capital Trust	Toronto, Ontario	$3

INTERNATIONAL
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	$145

The Bank of Nova Scotia International Limited	Nassau, Bahamas	$7,475
BNS International (Barbados) Limited	Warrens, Barbados
BNS Pacific Limited	Port Louis, Mauritius
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Channel Islands Limited	Jersey, Channel Islands
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
The Bank of Nova Scotia Trust Company (Cayman) Limited	Grand Cayman, Cayman Islands
Scotia Insurance (Barbados) Limited	Warrens, Barbados
Scotia Subsidiaries Limited	Nassau, Bahamas
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Cayman Islands) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland

The Bank of Nova Scotia Jamaica Limited (70%)	Kingston, Jamaica	$262

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (56%)	Mexico, D.F., Mexico	$501

Nova Scotia Inversiones Limitada	Santiago, Chile	$314
Scotiabank Sud Americano, S.A. (98%)	Santiago, Chile

Scotia Capital (USA) Inc.	New York, New York	(2)

Scotia Holdings (US) Inc.	Atlanta, Georgia	(3)
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotia International Inc.	New York, New York
Scotiabanc Inc.	Atlanta, Georgia
Scotia International Limited	Nassau, Bahamas	$291
Corporacion Mercaban de Costa Rica, S.A.	San Jose, Costa Rica
Scotia Mercantile Bank	Grand Cayman, Cayman Islands
Scotiabank Anguilla Limited	The Valley, Anguilla

Scotiabank de Puerto Rico	Hato Rey, Puerto Rico	$261

Scotiabank El Salvador, S.A.	San Salvador, El Salvador	$66

Scotiabank Europe plc	London, England	$1,998

Scotiabank Trinidad & Tobago Limited (47%)(4)	Port of Spain, Trinidad	$94

ScotiaMocatta Limited	London, England	$17

(1)	The Bank owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(4)	Associated corporation effectively controlled by the Bank.

118                    2002 SCOTIABANK ANNUAL REPORT

Eleven-year Statistical Review
Consolidated Balance Sheet

As at October 31 ($ millions)	2002	2001	2000	1999	1998	1997

ASSETS
Cash resources	$20,273	$20,160	$18,744	$17,115	$22,900	$18,174

Securities
Investment	21,602	25,450	19,565	20,030	17,392	17,091
Trading	34,592	27,834	21,821	13,939	12,108	10,908

	56,194	53,284	41,386	33,969	29,500	27,999

Loans
Residential mortgages	56,295	52,592	50,037	47,916	45,884	41,727
Personal and credit cards	23,363	20,116	17,988	16,748	18,801	17,764
Business and governments	77,181	79,460	78,172	69,873	76,542	59,353
Assets purchased under resale agreements	32,262	27,500	23,559	13,921	11,189	8,520

	189,101	179,668	169,756	148,458	152,416	127,364

Allowance for credit losses	3,430	4,236	2,853	2,599	1,934	1,625

	185,671	175,432	166,903	145,859	150,482	125,739

Other
Customers’ liability under acceptances	8,399	9,301	8,807	9,163	8,888	7,575
Land, buildings and equipment	2,101	2,325	1,631	1,681	1,759	1,716
Trading derivatives’ market valuation	15,821	15,886	8,244	8,039	13,675	8,925
Other assets	7,921	8,037	7,456	6,865	6,384	5,025

	34,242	35,549	26,138	25,748	30,706	23,241

	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$75,558	$75,573	$68,972	$65,715	$62,656	$59,239
Business and governments	93,830	80,810	76,980	64,070	70,779	56,928
Banks	26,230	29,812	27,948	26,833	32,925	22,808

	195,618	186,195	173,900	156,618	166,360	138,975

Other
Acceptances	8,399	9,301	8,807	9,163	8,888	7,575
Obligations related to assets sold under repurchase agreements	31,881	30,627	23,792	16,781	14,603	11,559
Obligations related to securities sold short	8,737	6,442	4,297	2,833	3,121	3,739
Trading derivatives’ market valuation	15,500	15,453	8,715	8,651	14,360	8,872
Other liabilities	15,678	15,369	14,586	11,667	9,787	9,731
Non-controlling interest in subsidiaries	1,912	1,086	729	198	173	137

	82,107	78,278	60,926	49,293	50,932	41,613

Subordinated debentures	3,878	5,344	5,370	5,374	5,482	5,167

Shareholders’ equity
Capital stock
Preferred shares	1,275	1,775	1,775	1,775	1,775	1,468
Common shares	3,002	2,920	2,765	2,678	2,625	2,567
Retained earnings	10,500	9,913	8,435	6,953	6,414	5,363

	14,777	14,608	12,975	11,406	10,814	9,398

	$296,380	$284,425	$253,171	$222,691	$233,588	$195,153

(1)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

2002 SCOTIABANK ANNUAL REPORT                    119

As at October 31 ($ millions)	1996	1995(1)	1994	1993	1992

ASSETS
Cash resources	$14,737	$16,728	$11,388	$8,634	$8,337

Securities
Investment	15,835	13,820	17,093	10,894	9,417
Trading	10,070	8,154	8,473	6,944	4,811

	25,905	21,974	25,566	17,838	14,228

Loans
Residential mortgages	30,683	28,620	26,857	18,600	16,703
Personal and credit cards	16,801	15,343	13,421	11,651	11,182
Business and governments	50,408	47,741	44,438	40,228	41,246
Assets purchased under resale agreements	9,112	8,378	4,304	4,606	1,706

	107,004	100,082	89,020	75,085	70,837

Allowance for credit losses	1,568	2,295	2,241	2,881	2,785

	105,436	97,787	86,779	72,204	68,052

Other
Customers’ liability under acceptances	5,945	5,563	4,796	3,921	3,726
Land, buildings and equipment	1,523	1,485	1,200	1,099	1,110
Trading derivatives’ market valuation	8,978	–	–	–	–
Other assets	2,777	3,652	3,199	2,814	1,924

	19,223	10,700	9,195	7,834	6,760

	$165,301	$147,189	$132,928	$106,510	$97,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$47,768	$45,538	$42,431	$31,288	$29,058
Business and governments	44,981	41,747	35,660	30,009	30,902
Banks	25,145	24,060	21,664	16,451	16,667

	117,894	111,345	99,755	77,748	76,627

Other
Acceptances	5,945	5,563	4,796	3,921	3,726
Obligations related to assets sold under repurchase agreements	7,894	7,354	5,798	4,926	2,574
Obligations related to securities sold short	6,509	5,416	5,989	4,191	2,779
Trading derivatives’ market valuation	8,571	–	–	–	–
Other liabilities	7,387	6,809	7,158	6,608	4,413
Non-controlling interest in subsidiaries	101	133	175	56	51

	36,407	25,275	23,916	19,702	13,543

Subordinated debentures	3,251	3,249	3,016	3,156	2,128

Shareholders’ equity
Capital stock
Preferred shares	1,325	1,575	1,100	1,300	1,000
Common shares	2,161	1,994	1,839	1,429	1,308
Retained earnings	4,263	3,751	3,302	3,175	2,771

	7,749	7,320	6,241	5,904	5,079

	$165,301	$147,189	$132,928	$106,510	$97,377

120                    2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Income

For the year ended October 31
($ millions)	2002	2001	2000	1999(1)	1998	1997

INTEREST INCOME
Loans	$10,708	$13,049	$12,129	$10,654	$10,269	$8,082
Securities	3,087	3,062	2,286	1,874	1,815	1,636
Deposits with banks	573	872	916	943	1,007	770

	14,368	16,983	15,331	13,471	13,091	10,488

INTEREST EXPENSE
Deposits	5,519	8,233	8,192	7,284	7,303	5,714
Subordinated debentures	203	303	324	314	354	260
Other	1,971	2,247	1,616	1,201	1,057	797

	7,693	10,783	10,132	8,799	8,714	6,771

Net interest income	6,675	6,200	5,199	4,672	4,377	3,717
Provision for credit losses	2,029	1,425	765	635	595	35

Net interest income after provision for credit losses	4,646	4,775	4,434	4,037	3,782	3,682

Other income	3,942	4,071	3,665	3,183	2,858	2,683

Net interest and other income	8,588	8,846	8,099	7,220	6,640	6,365

NON-INTEREST EXPENSES
Salaries and staff benefits	3,344	3,220	2,944	2,627	2,501	2,202
Premises and technology	1,183	1,133	995	1,007	958	778
Communications and marketing	489	502	428	407	366	320
Other	721	807	786	735	621	483
Loss on disposal of subsidiary operations	237	–	–	–	–	–
Restructuring provisions following acquisitions	–	–	(34)	(20)	–	250
Write off of goodwill	–	–	–	–	–	26

	5,974	5,662	5,119	4,756	4,446	4,059

Income before the undernoted	2,614	3,184	2,980	2,464	2,194	2,306

Provision for income taxes	601	876	990	867	762	758
Non-controlling interest in net income of subsidiaries	216	139	64	46	38	34

Net income	$1,797	$2,169	$1,926	$1,551	$1,394	$1,514

Preferred dividends paid	105	108	108	108	97	99

Net income available to common shareholders	$1,692	$2,061	$1,818	$1,443	$1,297	$1,415

Average number of common shares outstanding (thousands)(2):
Basic	504,340	500,619	495,472	493,136	490,914	478,972
Diluted	512,752	508,995	501,253	498,090	496,697	482,981
Net income per common share (in dollars)(2):
Basic	$3.36	$4.12	$3.67	$2.93	$2.64	$2.95
Diluted	$3.30	$4.05	$3.63	$2.90	$2.61	$2.93
Dividends per common share (in dollars)(2)	$1.45	$1.24	$1.00	$0.87	$0.80	$0.74

(1)	These financial results were prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, other than recording the increase in the general provision for credit losses as a direct charge to retained earnings in the fourth quarter of 1999, which was in accordance with the accounting requirements specified by the Superintendent of Financial Institutions Canada under the Bank Act. Had the one-time increase in the general provision of $550 before tax ($314 after-tax) been recorded as a charge to the Consolidated Statement of Income, these financial results would have been as follows: provision for credit losses $1,185, net income $1,237, basic earnings per share $2.29 and diluted earnings per share $2.26.

(2)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

2002 SCOTIABANK ANNUAL REPORT                    121

For the year ended October 31 ($ millions)	1996	1995	1994	1993	1992

INTEREST INCOME
Loans	$7,881	$8,007	$6,090	$5,382	$5,729
Securities	1,757	1,991	1,287	1,243	1,201
Deposits with banks	740	597	391	313	357

	10,378	10,595	7,768	6,938	7,287

INTEREST EXPENSE
Deposits	5,969	6,166	4,149	3,706	4,191
Subordinated debentures	214	209	172	133	134
Other	841	1,046	487	434	374

	7,024	7,421	4,808	4,273	4,699

Net interest income	3,354	3,174	2,960	2,665	2,588
Provision for credit losses	380	560	567	465	449

Net interest income after provision for credit losses	2,974	2,614	2,393	2,200	2,139

Other income	2,008	1,498	1,606	1,380	1,197

Net interest and other income	4,982	4,112	3,999	3,580	3,336

NON-INTEREST EXPENSES
Salaries and staff benefits	1,910	1,652	1,583	1,399	1,270
Premises and technology	664	588	533	481	461
Communications and marketing	272	265	230	207	191
Other	391	339	348	276	252
Loss on disposal of subsidiary operations	–	–	–	–	–
Restructuring provisions following acquisitions	(20)	–	175	–	–
Write off of goodwill	–	–	162	–	–

	3,217	2,844	3,031	2,363	2,174

Income before the undernoted	1,765	1,268	968	1,217	1,162

Provision for income taxes	665	371	455	490	475
Non-controlling interest in net income of subsidiaries	31	21	31	13	11

Net income	$1,069	$876	$482	$714	$676

Preferred dividends paid	113	104	97	92	79

Net income available to common shareholders	$956	$772	$385	$622	$597

Average number of common shares outstanding (thousands)(2):
Basic	468,716	457,197	437,427	416,563	406,166
Diluted	469,551	457,356	437,513	416,563	406,166
Net income per common share (in dollars)(2):
Basic	$2.04	$1.69	$0.88	$1.49	$1.47
Diluted	$2.04	$1.69	$0.88	$1.49	$1.47
Dividends per common share (in dollars)(2)	$0.65	$0.62	$0.58	$0.56	$0.52

122                    2002 SCOTIABANK ANNUAL REPORT

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended October 31 ($ millions)	2002		2001		2000	1999		1998	1997

PREFERRED SHARES
Bank:
Balance at beginning of year	$1,525		$1,525		$1,525	$1,525		$1,218	$1,325
Issued	–		–		–	–		311	143
Redeemed	(500)		–		–	–		(4)	(250)

Balance at end of year	1,025		1,525		1,525	1,525		1,525	1,218
Scotia Mortgage Investment Corporation	250		250		250	250		250	250

Total	1,275		1,775		1,775	1,775		1,775	1,468

COMMON SHARES
Balance at beginning of year	2,920		2,765		2,678	2,625		2,567	2,161
Issued	101		155		87	53		58	406
Purchased for cancellation	(19)		–		–	–		–	–

Balance at end of year	3,002		2,920		2,765	2,678		2,625	2,567

RETAINED EARNINGS
Balance at beginning of year	9,913		8,435		6,953	6,414		5,363	4,263
Adjustments	(76	)(1)	(39	)(2)	–	(314	)(3)	–	–
Net income	1,797		2,169		1,926	1,551		1,394	1,514
Dividends: Preferred	(105)		(108)		(108)	(108)		(97)	(99)
Common	(732)		(621)		(496)	(429)		(393)	(355)
Net unrealized foreign exchange gains/(losses)	(137)		79		163	(160)		152	43
Premium on redemption and purchase of shares	(154)		–		–	–		–	–
Other	(6)		(2)		(3)	(1)		(5)	(3)

Balance at end of year	10,500		9,913		8,435	6,953		6,414	5,363

Total shareholders’ equity at end of year	$14,777		$14,608		$12,975	$11,406		$10,814	$9,398

Other Statistics(5)
Operating measures (%)
Return on equity	13.0		17.3		17.6	15.3	(3)	15.3	20.2

Productivity ratio	54.9		53.9		56.5	59.3		60.4	62.4

Return on assets	.61		.80		.81	.68	(3)	.65	.85

Common share information(6)
Earnings per share ($):
Basic	3.36		4.12		3.67	2.93	(3)	2.64	2.95

Diluted	3.30		4.05		3.63	2.90	(3)	2.61	2.93

Dividends per share ($)	1.45		1.24		1.00	0.87		0.80	0.74

Book value per common share ($)	26.78		25.47		22.49	19.49		18.37	16.19

Number of shares outstanding (thousands)	504,122		503,795		497,965	494,252		492,089	489,812

Share price ($):
High	56.19		50.50		45.65	36.90		44.70	34.10

Low	42.02		37.30		26.05	28.60		22.80	20.55

Close – October 31	45.88		43.85		43.50	33.60		32.20	31.08

Capital ratios
Risk-adjusted (%):
Tier 1	9.9		9.3		8.6	8.1		7.2	6.9
Total	12.7		13.0		12.2	11.9		10.6	10.4

Assets to capital ratio(7)	14.5		13.5		13.7	13.5		14.9	14.2

Common equity to total assets (%)	4.8		4.7		4.5	4.4		3.9	4.1

Valuation measures
Dividend payout (%)(8)	43.2		30.1		27.3	29.7	(3)	30.3	25.1

Dividend yield (%)(9)	3.0		2.8		2.8	2.7		2.4	2.7

Price to earnings multiple(10)	13.7		10.6		11.9	11.5	(3)	12.2	10.5

Other information
Average total assets ($ millions)	296,852		271,843		238,664	229,037		213,973	179,176

Number of branches and offices	1,847		2,005		1,695	1,654		1,741	1,658

Number of employees(11)	44,633		46,804		40,946	40,894		42,046	38,648

Number of automated banking machines	3,693		3,761		2,669	2,322		2,244	2,030

2002 SCOTIABANK ANNUAL REPORT                    123

For the year ended October 31 ($ millions)	1996		1995	1994	1993	1992

PREFERRED SHARES
Bank:
Balance at beginning of year	$1,575		$1,100	$1,300	$1,000	$1,000
Issued	100		675	–	300	–
Redeemed	(350)		(200)	(200)	–	–

Balance at end of year	1,325		1,575	1,100	1,300	1,000
Scotia Mortgage Investment Corporation	–		–	–	–	–

Total	1,325		1,575	1,100	1,300	1,000

COMMON SHARES
Balance at beginning of year	1,994		1,839	1,429	1,308	1,201
Issued	167		155	410	121	107
Purchased for cancellation	–		–	–	–	–

Balance at end of year	2,161		1,994	1,839	1,429	1,308

RETAINED EARNINGS
Balance at beginning of year	3,751		3,302	3,175	2,771	2,335
Adjustments	(116	)(4)	–	–	–	–
Net income	1,069		876	482	714	676
Dividends: Preferred	(113)		(104)	(97)	(92)	(79)
Common	(305)		(283)	(253)	(233)	(211)
Net unrealized foreign exchange gains/(losses)	(19)		(15)	9	20	50
Premium on redemption and purchase of shares	–		–	–	–	–
Other	(4)		(25)	(14)	(5)	–

Balance at end of year	4,263		3,751	3,302	3,175	2,771

Total shareholders’ equity at end of year	$7,749		$7,320	$6,241	$5,904	$5,079

Other Statistics(5)
Operating measures (%)
Return on equity	15.8		14.2	7.9	14.4	15.7

Productivity ratio	58.8		59.9	65.6	57.7	56.8

Return on assets	.67		.64	.40	.71	.72

Common share information(6)
Earnings per share ($):
Basic	2.04		1.69	0.88	1.49	1.47

Diluted	2.04		1.69	0.88	1.49	1.47

Dividends per share ($)	0.65		0.62	0.58	0.56	0.52

Book value per common share ($)	13.53		12.37	11.36	10.90	9.89

Number of shares outstanding (thousands)	474,893		464,513	452,518	422,544	412,374

Share price ($):
High	21.20		15.13	16.63	14.75	12.38

Low	14.19		12.13	11.57	10.94	9.50

Close – October 31	21.13		14.44	13.75	14.50	12.00

Capital ratios
Risk-adjusted (%):
Tier 1	6.7		6.7	6.2	6.5	5.7
Total	8.9		9.6	9.6	10.4	8.6

Assets to capital ratio(7)	16.4		15.2	15.2	12.9	14.8

Common equity to total assets (%)	3.9		3.9	3.9	4.3	4.2

Valuation measures
Dividend payout (%)(8)	31.9		36.7	65.8	37.5	35.3

Dividend yield (%)(9)	3.7		4.6	4.1	4.4	4.8

Price to earnings multiple(10)	10.4		8.5	15.6	9.7	8.2

Other information
Average total assets ($ millions)	158,803		137,988	120,619	100,836	93,807

Number of branches and offices	1,464		1,460	1,454	1,376	1,361

Number of employees(11)	34,592		33,717	33,272	30,375	30,675

Number of automated banking machines	1,526		1,429	1,381	1,280	1,190

(1)	Cumulative effect of adoption of new goodwill accounting standard.

(2)	Cumulative effect of adoption of new corporate income taxes accounting standard.

(3)	If the increase in the general provision had been charged to income (refer to footnote 1 on the previous page) these 1999 financial ratios would have been: return on equity 12.0%, return on assets 0.54%, basic earnings per share $2.29, diluted earnings per share $2.26, dividend payout 38.0% and price earnings multiple 14.3.

(4)	In accordance with the guidelines issued by the Superintendent, the Bank adopted new impaired loans accounting principles established by the Canadian Institute of Chartered Accountants.

(5)	Pre-1996 comparative amounts have not been restated to reflect the reporting of trading derivatives’ market valuation on a gross basis, as they were not reasonably determinable.

(6)	Amounts have been retroactively adjusted to reflect the two-for-one stock split on February 12, 1998.

(7)	Based on guidelines issued by the Superintendent of Financial Institutions Canada, the Bank’s assets to capital ratio is calculated by dividing adjusted total assets by total regulatory capital.

(8)	Dividend payments as a percentage of net income available to common shareholders.

(9)	Based on the average of the high and low common share price for the year.

(10)	Based on the closing common share price.

(11)	Includes all personnel (part-time stated on a full-time equivalent basis) of the Bank and all its subsidiaries.

124                    2002 SCOTIABANK ANNUAL REPORT

GLOSSARY

ALLOWANCE FOR CREDIT LOSSES: An allowance set aside which, in management’s opinion, is adequate to absorb all credit-related losses from on and off-balance sheet items. It includes specific, country risk and general allowances.

ASSETS UNDER ADMINISTRATION AND MANAGEMENT: Assets owned by customers, for which the Bank provides management and custodial services. These assets are not reported on the Bank’s consolidated balance sheet.

BANKERS’ ACCEPTANCES (BAs): Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.

BASIS POINT: A unit of measure defined as one-hundredth of one per cent.

CAPITAL: Consists of common shareholders’ equity, preferred shareholders’ equity and subordinated debentures. It can support asset growth, provide against loan losses and protect depositors.

COUNTRY RISK ALLOWANCE: Funds set aside initially in 1987-89 to cover potential losses on exposure to a designated group of emerging market countries determined by OSFI.

DERIVATIVE PRODUCTS: Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.

DESIGNATED EMERGING MARKETS (DEM): Countries against whose loans and securities OSFI has required banks to set aside a country risk allowance.

FOREIGN CURRENCY TRANSLATION GAIN/LOSS: The unrealized gain or loss recorded when foreign currency assets and liabilities are translated into Canadian dollars at a balance sheet date, when exchange rates differ from those of the previous balance sheet date.

FOREIGN EXCHANGE CONTRACTS: Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.

FORWARD RATE AGREEMENT (FRA): A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.

FUTURES: Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.

GENERAL ALLOWANCE: Established by the Bank to recognize credit losses which have occurred as at the balance sheet date, but have not yet been specifically identified on an individual item-by-item basis.

GUARANTEES AND LETTERS OF CREDIT: Assurances given by the Bank that it will make payments on behalf of clients to third parties if the clients default. The Bank has recourse against its clients for any such advanced funds.

HEDGING: Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.

IMPAIRED LOANS: Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due a prescribed period. Interest is not accrued on impaired loans.

MARKED-TO-MARKET: The valuation of securities and off-balance sheet instruments, such as interest and exchange rate contracts, held for trading purposes, at market prices as of the balance sheet date. The difference between market and book value is recorded as a gain or loss to income.

MIDDLE OFFICE: The independent middle office plays a key role in risk management and measurement. It reviews trading models and valuations; develops and performs stress tests, sensitivity analysis and VAR calculations; reviews profit and loss performance; and participates in new product development.

NET INTEREST MARGIN: Net interest income, on a taxable equivalent basis, expressed as a percentage of average total assets.

NOTIONAL PRINCIPAL AMOUNTS: The contract or principal amounts used to determine payments for certain off-balance sheet instruments, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.

OFF-BALANCE SHEET INSTRUMENTS: These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments.

OPTIONS: Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call), or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.

OSFI: The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.

PRODUCTIVITY RATIO: Measures the efficiency with which the Bank incurs expenses to generate revenue. It expresses non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income. A lower ratio indicates improved productivity.

REPOS: Repos is short for “obligations related to assets sold under repurchase agreements” — a short-term transaction where the Bank sells securities, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.

RETURN ON EQUITY (ROE): Net income, less preferred share dividends, expressed as a percentage of average common shareholders’ equity.

REVERSE REPOS: Short for “assets purchased under resale agreements” — a short-term transaction where the Bank purchases securities, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.

RISK-WEIGHTED ASSETS: Calculated using weights based on the degree of credit risk for each class of counterparty. Off-balance sheet instruments are converted to balance sheet equivalents, using specified conversion factors, before the appropriate risk weights are applied.

SECURITIZATION: The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans. The Bank normally accounts for these transfers as a sale, provided certain conditions are met, and accordingly, the loans are removed from the consolidated balance sheet.

SWAPS: Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

TAXABLE EQUIVALENT BASIS (TEB): The grossing up of tax-exempt income earned on certain securities to an equivalent before-tax basis. This ensures uniform measurement and comparison of net interest income arising from both taxable and tax-exempt sources.

TIER 1, TOTAL CAPITAL RATIOS: These are ratios of capital to risk-weighted assets, as stipulated by OSFI, based on guidelines developed under the auspices of the Bank for International Settlements (BIS). Tier 1 capital, the more permanent, consists primarily of common shareholders’ equity plus non-cumulative preferred shares, less unamortized goodwill. Tier 2 capital is mainly cumulative preferred shares, subordinated debentures and the general allowance. Together, Tier 1 and Tier 2 capital less certain deductions comprise total capital.

VALUE AT RISK (VAR): VAR is an estimate of the potential loss of value that might result from holding a position for a specified period of time, with a given level of statistical confidence.